UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2008

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY REPORT

AT SEPTEMBER 30, 2008

The Quarterly Report condensed consolidated financial statements at September 30, 2008 as well as the other parts of the Quarterly Report financial report at September 30, 2008 have been translated from those issued in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard.

●	CONTENTS

Telecom Italia Group - Quarterly Report at September 30, 2008

●	SELECTED OPERATING AND FINANCIAL DATA – TELECOM ITALIA GROUP

INTRODUCTION

The Telecom Italia Group Quarterly Report at September 30, 2008 has been prepared in accordance with art. 154-ter (Financial Reports) of Legislative Decree 58/1998 (Consolidated Law on Finance – TUF) and subsequent amendments and additions as well as Consob Communication DEM/8041082 dated April 30, 2008 (Quarterly Corporate Reports issued by Companies whose Shares are Listed in Italy as the Original Member State).

The Quarterly Report is unaudited and has been prepared in accordance with International Accounting Standards issued by the International Accounting Standards Board and endorsed by the European Union (“IFRS”), including the recent changes to IAS 39 (Financial instruments: recognition and measurement) and IFRS 7 (Financial instruments – disclosure). However, such changes had no effect on the results for the first nine months of the year 2008 since the Telecom Italia Group did not make any of the allowed reclassifications.

Owing to the seriousness of the financial market crisis, stock market prices are not presently representative of the value of companies listed on the stock market. Consequently, the negative difference between market capitalization and equity, which would normally be a reason to conduct an impairment test of goodwill at an interim period in accordance with paragraph 12 of IAS 36, does not constitute at present an univocal and significative indicator that would induce the Telecom Italian Group, in this third quarter, to repeat the test that had already been carried out for the preparation of the half-yearly financial report at June 30, 2008. The same can be said about the other indicators from outside sources described in the above IAS, given that the performance of the ordinary operations of the Telecom Italia Group in the third quarter of 2008 were in line with the targets announced to the market and used as a basis for the impairment test at June 30, 2008.

Furthermore, since the new Industrial Plan 2009-2011 is scheduled to be approved by the end of the year, the impairment test will be carried out, as always, at the time of the preparation of the annual financial statements at December 31, 2008 on the basis of the flows established in the new Industrial Plan.

MAJOR CHANGES IN THE SCOPE OF CONSOLIDATION

During the first nine months of 2008, the scope of consolidation presents the following major changes compared to the corresponding period of 2007:

•

the exclusion of Entel Bolivia from the scope of consolidation starting from April 1, 2008, following the Decree enacted by the Bolivian government on May 1, 2008 which called for the nationalization of the Entel Bolivia shares held by the Telecom Italia Group. The investment is now carried under Current assets;

•	the inclusion of the companies forming part of the AOL group, purchased at the end of February 2007, consolidated beginning March 1, 2007;

•	the inclusion of InterNLnet B.V. (a Dutch company acquired by BBNed in July 2007);

•

the inclusion of Shared Service Center S.r.l. (consolidated line-by-line starting October 2007), following the acquisition of the controlling interest by the Parent in the last quarter of 2007. The company had previously been accounted for in the financial statements using the equity method.

In accordance with IFRS, the economic and financial results of Liberty Surf group for the first nine months of 2008 and 2007 were classified in Discontinued operations/Non-current assets held for sale. The transaction for the sale of Liberty Surf group was closed on August 26, 2008.

Disclaimer

This Quarterly Report, particularly the part entitled “Business Outlook for the Year 2008”, contains forward-looking statements. These statements are based on the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies.

Readers are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which is beyond the scope of the Group’s control.

Telecom Italia Group - Quarterly Report at September 30, 2008

●	HIGHLIGHTS

Cumulative 9 months to September 30, 2008 and 3rd Quarter 2008

The principal economic and financial indicators of the Telecom Italia Group showed better performance in the third quarter of 2008 compared to previous quarters.

The macroeconomic situation did not have a significant impact on Telecom Italia Group’s sales. In fact consolidated revenues in the third quarter of 2008 showed a recovery thanks to actions taken in respect of various business components: a 1.5% organic reduction was recorded in the third quarter of 2008 compared to -3.6% in the second quarter of 2008 and -4.0% in the first quarter of 2008 against the corresponding quarters of the prior year.

The improvement in the trend of the Group’s business came particularly from the domestic fixed and mobile business; in organic terms, in fact, the results in the third quarter show gains over the previous quarters, as follows:

•	in domestic fixed, an organic change in revenues of -5.5% in the second quarter of 2008 and -3.1% in the third quarter of 2008;

•	in domestic mobile, an organic change in revenues of -4.6% in the second quarter of 2008 and -2.5% in the third quarter of 2008;

•	in the mobile business in Brazil, an increase in organic revenues of 12.1% in the third quarter, the best performance this year.

The positive sales performance is also underscored by the gains made in the Group’s profit margin: the organic consolidated EBITDA margin is 41%, with a reversal of the trend seen in previous quarters. In fact, for the very first time this year, the EBITDA margin shows a gain over the corresponding quarter of 2007 and an increase of almost three percentage points over the second quarter of 2008.

The good performance by the EBITDA margin is confirmed at both the domestic level (where it reached 46.9%) and in Brazil (24.7% in the third quarter of 2008).

The positive effect of operations is also reflected at the EBIT level with a consolidated organic percentage margin in the third quarter of 21.2%, bringing the EBIT organic margin in the first nine months of 2008 to more than 20%.

Profit attributable to the equity holders of the parent for the third quarter of 2008 is equal to euro 630 million. The reduction of euro 90 million recorded against the corresponding period of 2007 can be entirely attributed to the financial markets where the extraordinarily adverse effects of the crisis have required a writedown of euro 80 million in the call options on 50% of the share capital of Sofora Telecomunicaciones (the majority shareholder of Telecom Argentina) and a prudent writedown of the receivables due from Lehman Brothers equal to euro 51 million for active mark-to-market hedge derivative positions.

At September 30, 2008, Net Financial Debt was equal to euro 35,770 million. This is a reduction of euro 1,402 million compared to June 30, 2008 and basically a return to the levels at December 31, 2007.

Debt fell in the third quarter as a result of both the effect of ordinary operations and the impact of the sale of the investment in Liberty Surf which created a financial benefit of euro 757 million. This was used entirely to reduce debt by virtue of the “financial discipline” strategy adopted by the Telecom Italia Group.

The liquidity margin further increased in the third quarter, reaching a net availability level of about euro 5.3 billion (excluding Brazil’s liquidity of euro 0.5 billion), in addition to about euro 6.5 billion in available non-revocable long-term credit lines, the use of which is not subject to events which restrict their utilization (such as covenants, negative pledges or MAC Clauses). In the present context of uncertainty surrounding the financial markets, Telecom Italia can confirm a high level of financial soundness, having at its disposition the possibility of meeting debt repayments for the next 18 to 24 months.

Telecom Italia Group - Quarterly Report at September 30, 2008

Revenues (millions of euro)

	3rd Quarter 2008	3rd Quarter 2007	9 months to 9/30/2008	9 months to 9/30/2007
Consolidated Operating and Financial Data (millions of euro)
Revenues	7,561	7,667	22,399	23,004
EBITDA (*)	3,087	3,149	8,622	9,484
EBIT(*)	1,596	1,733	4,204	5,287
Profit before tax from continuing operations	865	1,294	2,294	3,937
Profit from continuing operations	503	757	1,759	2,382
Profit (loss) from Discontinued operations/Non-current assets held for sale	120	(51)	(28)	(174)
Profit for the period	623	706	1,731	2,208
Profit attributable to the equity holders of the Parent	630	720	1,770	2,220
Capital expenditures:
Industrial	1,011	1,183	3,967	3,595
Financial	1	2	1	671

EBIT (millions of euro)

	9/30/2008	12/31/2007 restated (°)	12/31/2007
Consolidated Balance Sheet Data (millions of euro)
Total assets	84,365	88,176	87,425
Total equity	26,752	26,985	26,985
• attributable to the equity holders of the Parent	25,936	25,922	25,922
• attributable to Minority Interest	816	1,063	1,063
Total liabilities	57,613	61,191	60,440
Total equity and liabilities	84,365	88,176	87,425
Share capital	10,591	10,605	10,605
Net financial debt	35,770	35,701	35,701
Debt ratio (Net financial debt / Net invested capital (1))	57.2%	57.0%	57.0%
Headcount, Number in the Group at Period-end (2)
Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale)	80,077	82,069	83,429
Headcount relating to Discontinued operations/Non-current assets held for sale	—	1,360	—

Revenues/headcount

(Thousands of euro)

			9 months to 9/30/2008	9 months to 9/30/2007
Headcount, Average Number in the Group (2)
Headcount (excluding headcount relating to discontinued operations/non-current assets held for sale)			76,317	77,952
Headcount relating to Discontinued operations/Non-current assets held for sale			1,009	1,343

	3rd Quarter 2008	3rd Quarter 2007	9 months to 9/30/2008	9 months to 9/30/2007
Consolidated Profit Ratios
EBITDA(*) / Revenues	40.8%	41.1%	38.5%	41.2%
EBIT(*) / Revenues (ROS)	21.1%	22.6%	18.8%	23.0%
Revenues/ Headcount (average number in the Group, thousands of euro)			293.5	295.1

(*)	Details are provided under “Alternative Performance Measures”.

(°)	The data at 12/31/2007 has been restated for purposes of comparison by considering Liberty Surf group as a Discontinued operation/Non-current asset held for sale.

(1)	Net invested capital = Total equity + Net financial debt.

(2)	Headcount includes persons with temp work contracts.

Telecom Italia Group - Quarterly Report at September 30, 2008

●	CORPORATE BOARDS AT SEPTEMBER 30, 2008

Board of Directors

The ordinary shareholders’ meeting held April 14, 2008 elected the board of directors, establishing the number of directors in 15 and setting the term of office in three years, up to the approval of the financial statements at December 31, 2010.

On April 15, 2008, the new board of directors of Telecom Italia met and confirmed Gabriele Galateri di Genola and Franco Bernabè, respectively, chairman and chief executive officer, with the powers and responsibilities already held by them.

At September 30, 2008, the board of directors of the Company is composed as follows:

Chairman	Gabriele Galateri di Genola
Chief Executive Officer	Franco Bernabè
Directors	César Alierta Izuel
Paolo Baratta (independent)
Tarak Ben Ammar
Roland Berger (independent)
Elio Cosimo Catania (independent)
Jean Paul Fitoussi (independent)
Berardino Libonati
Julio Linares López
Gaetano Micciché
Aldo Minucci
Gianni Mion
Renato Pagliaro
Luigi Zingales (independent)

The domicile for the posts held by all the members of the board of directors is the registered office of Telecom Italia in Milan, Piazza degli Affari 2.

Secretary to the Board	Antonino Cusimano (1)

***

The current composition of the internal Committees of the board of directors is the following.

Executive Committee	Gabriele Galateri di Genola - Chairman
Franco Bernabè
Roland Berger
Elio Cosimo Catania
Julio Linares López
Aldo Minucci
Gianni Mion
Renato Pagliaro

From August 26, 2008, the director Gaetano Micciché relinquished his position as a member of the Executive Committee. In his place, the board of directors in its meeting held September 25, 2008 appointed the director Elio Cosimo Catania.

(1)	Apppointed by the board of directors’ meeting held September 25, 2008.

Telecom Italia Group - Quarterly Report at September 30, 2008

Committee for Internal Control	Paolo Baratta - Chairman
and Corporate Governance	Roland Berger
Jean Paul Fitoussi
Aldo Minucci

Following his appointment to the Executive Committee, the director Elio Cosimo Catania relinquished his position on the Committee for Internal Control and Corporate Governance. In his place, the board of directors in its meeting held on September 25, 2008 appointed Roland Berger.

Nomination and Remuneration	Elio Cosimo Catania - Chairman
Committee	Berardino Libonati
Luigi Zingales

Board of Statutory Auditors

Chairman	Paolo Golia
Acting Auditors	Enrico Maria Bignami
Salvatore Spiniello
Ferdinando Superti Furga
Gianfranco Zanda
Alternate Auditors	Luigi Gaspari
Enrico Laghi

Common representatives

Carlo Pasteris is the common representative of the savings shareholders for the years 2007 – 2009.

Francesco Pensato is the common representative of the bondholders for the following bonds:

•	Telecom Italia 1.5% 2001-2010 convertible bonds with a repayment premium (up to the bond repayment date);

•	Telecom Italia 2002-2022 bonds at floating rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired (years 2008-2010);

•	Telecom Italia S.p.A. euro 750,000,000 4.50% notes due 2011 (years 2006-2008);

•	Telecom Italia S.p.A. euro 1,250,000,000 5.375% notes due 2019 (years 2006-2008).

Manager responsible for preparing the Company’s financial reports

From August 9, 2008, Marco Patuano (Head of Group Administration, Finance and Control) is the manager responsible for preparing Telecom Italia’s financial reports.

Independent auditors

Reconta Ernst & Young S.p.A. until the year 2009.

Telecom Italia Group - Quarterly Report at September 30, 2008

KEY MANAGERS

At September 30, 2008, key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, are the following:

Directors:
Gabriele Galateri di Genola	Chairman of Telecom Italia Chairman of Tim Participaçòes S.A. (1)
Franco Bernabè	Chief Executive Officer of Telecom Italia

Managers:
Paolo Annunziato	Head of Public Affairs
Oscar Cicchetti	Head of Domestic Market Operations Head of International Business (ad interim)
Antonino Cusimano (2)	Head of General Counsel & Corporate and Legal Affairs
Luca Luciani	Head of Domestic Mobile Services
Antonio Migliardi (3)	Head of Human Resources and Organization
Marco Patuano (4)	Head of Administration, Finance and Control
Stefano Pileri	Head of Technology & Operations
Germanio Spreafico	Head of Purchasing
Giovanni Stella (3)	Head of Media Business Unit Executive Deputy Chairman and Chief Executive Officer of Telecom Italia Media S.p.A.

(1)	From August 25, 2008.

(2)	From September 16, 2008.

(3)	From May 9, 2008.

(4)	From August 9, 2008.

Telecom Italia Group - Quarterly Report at September 30, 2008

●	MACRO-ORGANIZATION CHART AT SEPTEMBER 30, 2008 – TELECOM ITALIA GROUP

Please note the following:

•	from the date of August 9, 2008, the head of Administration, Finance and Control is Marco Patuano as the Chief Financial Officer;

•	from the date of September 16, 2008, the head of General Counsel & Corporate and Legal Affairs is Antonino Cusimano.

Telecom Italia Group - Quarterly Report at September 30, 2008

●	INFORMATION FOR INVESTORS

—	SHARE CAPITAL TELECOM ITALIA S.p.A. AT SEPTEMBER 30, 2008

Share capital	euro 10,673,803,583.85
Number of ordinary shares (par value euro 0.55 each)	13,380,794,946
Number of savings shares (par value euro 0.55 each)	6,026,120,661
Number of Telecom Italia ordinary treasury shares (1)	26,272,014
Number of Telecom Italia ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of treasury shares held by the Group to total share capital	0.78%
Market capitalization (based on September 2008 average prices)	euro 19,604 million

—	SHAREHOLDERS

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders

Book at September 30, 2008, supplemented by communications received and other sources of information (ordinary shares)

(1)

In September 2008, Telecom Italia S.p.A. purchased 25,000,000 treasury shares to service the Telecom Italia S.p.A. ordinary shares bonus granting plan for top managemnet of the Group, authorized by the shareholders’ meeting held April 16, 2007.

Telecom Italia Group - Quarterly Report at September 30, 2008

●	PERFORMANCE OF THE STOCKS OF THE MAJOR COMPANIES IN THE TELECOM ITALIA GROUP

Relative performance

TELECOM ITALIA S.p.A.

1/1/2008 – 9/30/2008

vs. MIBTEL and

Dow Jones Stoxx TLC Indexes

(*) Stock market prices.

      Reuters data

Relative performance

TELECOM ITALIA MEDIA S.p.A.

1/1/2008 – 9/30/2008

vs. MIBTEL and

Dow Jones Stoxx MEDIA Indexes

(*) Stock market prices.

      Reuters data

Telecom Italia Group - Quarterly Report at September 30, 2008

●	RATINGS AT SEPTEMBER 30, 2008

	RATING	OUTLOOK
STANDARD & POOR’S	BBB	Stable
MOODY’S	Baa2	Stable
FITCH RATINGS	BBB+	Stable

Standard & Poor’s, on March 17, 2008, changed its rating of Telecom Italia from BBB+ to BBB and modified the outlook from negative to stable.

Moody’s, on May 12, 2008, changed its outlook of the Group to stable from negative and also confirmed its Baa2 rating on that occasion.

Fitch Ratings, on September 5, 2008, confirmed its rating of BBB+ with a stable outlook.

Telecom Italia Group - Quarterly Report at September 30, 2008

●	ALTERNATIVE PERFORMANCE MEASURES

In the Telecom Italia Group quarterly report at September 30, 2008, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition. Such measures, which are also presented in the other periodical financial reports, however, should not be considered as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) in addition to EBIT. These measures are calculated as follow:

Profit before tax from continuing operations

+	Finance expenses

-	Finance income

+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method

EBIT-	Operating profit

+/-	Impairment losses (reversals) on non-current assets

+/-	Losses (gains) on disposals of non-current assets

+	Depreciation and amortization

EBITDA-Operating profit before depreciation and amortization, Capital gains (losses) realized and Impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT. These measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the level of the Business Units). The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this Telecom Italia Group quarterly report at September 30, 2008 as well as an analysis of the major non-organic components for the first nine months and the third quarter of 2008 and 2007.

•

Net financial debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. A schedule is presented in this Telecom Italia Group quarterly report at September 30, 2008 that shows the balance sheet amounts used to calculate the Net Financial Debt of the Group.

Telecom Italia Group - Quarterly Report at September 30, 2008

●	COMMENTS ON OPERATING AND FINANCIAL PERFORMANCE – TELECOM ITALIA GROUP

Key economic highlights of the Telecom Italia Group for the first nine months of 2008 and the third quarter of 2008 can be summarized as follows:

Revenues: euro 22,399 million, -2.6% compared to the first nine months of 2007 (-3.3% in the six months ending June 30, 2008 ). In organic terms: a reduction of 3.0% (-3.8% in the six months ending June 30, 2008).

In the third quarter of 2008: Revenues euro 7,561 million, -1.4% compared to the corresponding period of the prior year (-1.5% in organic terms).

EBITDA: euro 8,622 million, -9.1% compared to the first nine months of 2007 (-12.6% in the six months ending June 30, 2008). In organic terms: a reduction of 6.0% (-8.3% in the six months ending June 30, 2008). Organic EBITDA is 39.9% (39.4% in the six months ending June 30, 2008).

In the third quarter of 2008: EBITDA euro 3,087 million, -2.0 compared to the corresponding period of the prior year (-1.3% in organic terms).

EBIT: euro 4,204 million, -20.5% compared to the first nine months of 2007 (-26.6% in the six months ending June 30, 2008); In organic terms: a reduction of 14.7% (-18.8% in the six months ending June 30, 2008). Organic EBIT is 20.1% (19.6% in the six months ending June 30, 2008).

In the third quarter of 2008: EBIT euro 1,596 million, -7.9% compared to the corresponding period of the prior year (-6.4% in organic terms).

Profit attributable to the equity holders of the Parent: euro 1,770 million (euro 1,731 million before the result attributable to Minority Interest); in the first nine months of 2007 profit attributable to the equity holders of the Parent was euro 2,220 million (euro 2,208 million before the result attributable to Minority Interest).

In the third quarter of 2008: profit attributable to the equity holders of the Parent is euro 630 million (euro 623 million before the result attributable to Minority interests). This is euro 90 million lower than the profit of euro 720 million reported in the third quarter of 2007 (euro 706 million before the result attributable to Minority interest).

The following bar chart summarizes the main items which had an impact on the profit attributable to the equity holders of the Parent in the first nine months of 2008:

Telecom Italia Group - Quarterly Report at September 30, 2008

INTERIM CONSOLIDATED INCOME STATEMENTS

	3rd Quarter 2008	3rd Quarter 2007	9 months to 9/30/2008 (a)	9 months to 9/30/2007 (b)	Change
(millions of euro)					(a-b)%
Revenues	7,561	7,667	22,399	23,004	(605)	(2.6)
Other income	70	82	228	246	(18)	(7.3)

Total operating revenues and other income	7,631	7,749	22,627	23,250	(623)	(2.7)
Acquisition of goods and services	(3,424)	(3,378)	(10,034)	(10,117)	83	(0.8)
Employee benefits expenses	(895)	(886)	(3,169)	(2,779)	(390)	14.0
Other operating expenses	(395)	(496)	(1,260)	(1,320)	60	(4.5)
Changes in inventories	46	43	63	64	(1)	(1.6)
Internally generated assets	124	117	395	386	9	2.3

OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES)
REALIZED AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	3,087	3,149	8,622	9,484	(862)	(9.1)

Depreciation and amortization	(1,485)	(1,416)	(4,437)	(4,209)	(228)	5.4
Gains (losses) on disposals of non-current assets	(1)	—	25	12	13	108.3
Impairment reversals (losses) on non-current assets	(5)	—	(6)	—	(6)	—

OPERATING PROFIT (EBIT)	1,596	1,733	4,204	5,287	(1,083)	(20.5)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	16	17	53	75	(22)	(29.3)
Finance income	265	1,031	1,780	2,287	(507)	(22.2)
Finance expenses	(1,012)	(1,487)	(3,743)	(3,712)	(31)	0.8

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	865	1,294	2,294	3,937	(1,643)	(41.7)

Income tax expense	(362)	(537)	(535)	(1,555)	1,020	(65.6)

PROFIT FROM CONTINUING OPERATIONS	503	757	1,759	2,382	(623)	(26.2)

Profit or loss from Discontinued operations/Non-current assets held for sale	120	(51)	(28)	(174)	146	(83.9)

PROFIT FOR THE PERIOD	623	706	1,731	2,208	(477)	(21.6)

of which:
* Profit attributable to equity holders of the Parent	630	720	1,770	2,220	(450)	(20.3)
* Profit (loss) attributable to Minority Interest	(7)	(14)	(39)	(12)	(27)	—

Basic and Diluted Earnings Per Share (EPS)

	9 months to	9 months to
(euro)	9/30/2008	9/30/2007
Basic and Diluted EPS per:
• Ordinary Share	0.09	0.11
• Savings Share	0.10	0.12
Of which:
• From continuing operations
• Ordinary Share	0.09	0.11
• Savings Share	0.10	0.12
• From Discontinued operations/Non-current assets held for sale
• Ordinary Share	—	—
• Savings Share	—	—

Telecom Italia Group - Quarterly Report at September 30, 2008

Revenues in the first nine months of 2008 amount to euro 22,399 million, with a decrease of 2.6% compared to euro 23,004 million in the first nine months of 2007 (-euro 605 million). The organic change in revenues is -3.0% (-euro 703 million), and is calculated by:

•

excluding the effect of the change in the scope of consolidation (-euro 33 million mainly as a result of the inclusion in consolidation of the AOL internet businesses in Germany starting March 1, 2007 and the exclusion Entel Bolivia in the second quarter of 2008);

•

excluding the effect of exchange differences (+euro 155 million, being the balance between the positive exchange differences of the Brazil Mobile Business Unit(3), totaling euro 190 million, and the negative change of the other business units, totaling euro 35 million);

•	excluding the reduction in revenues of euro 24 million, recorded to take into account the settlement of some disputes over rates with other operators.

The following bar chart summarizes the changes in revenues in the periods under comparison:

As for the organic change in revenues, the main trends are analyzed below by Business Unit.

The Domestic Business Unit shows a reduction in revenues of euro 906 million (-5.0%), which was also influenced by the following “regulatory changes”:

•	application of the Bersani Decree starting from March 2007, the effect of which is euro 125 million in lower revenues, recognized entirely in the first quarter;

•	reduction in termination rates, which occurred in the second half of 2007, with a negative effect of euro 190 million;

•	rate adjustments for international roaming traffic within the EU, in accordance with the decisions of the European Commission (-euro 156.5 million);

•

change in regulated wholesale prices for bitstream services (interconnection services which consist of Telecom Italia supplying the transmission capacity between the location of an end customer and an interconnection point of another OLO operator which, in turn, offers broadband services), unbundling and shared access. The impact is euro 71 million in lower revenues.

(3)	The exchange rate used for the translation of Brazilian reals to euro, expressed in terms of units of local currency per euro 1, is the following:

Period-end exchange rate		Average exchange rate for period
(balance sheet)		(income statement, cash flows)
9/30/2008	12/31/2007	9 months to 9/30/2008	9 months to 9/30/2007
2.73802	2.60753	2.56184	2.69052

Telecom Italia Group - Quarterly Report at September 30, 2008

Overall, compared to the first nine months of 2007, these “regulatory changes” generated a decrease in revenues of euro 542.5 million. Other factors which caused a reduction in revenues are the renegotiation of the national roaming contract with H3G (a negative effect of euro 48.5 million) and the termination of certain international wholesale transit contracts, from the second quarter of 2007 (a negative effect of euro 166 million).

The further reduction in the Business Unit’s revenues basically comes from the retail telephony area of fixed telecommunications which reported lower traffic revenues due to a reduction in both volumes and prices and lower access revenues as a result of the contraction in the average customer base.

The European Broadband Business Unit positively contributed to the change in revenues for euro 69 million (+7.7%).

The Brazil Mobile Business Unit grew by euro 180 million (+5.0%) driven by the contribution of voice and value-added services linked to the growth of the customer base.

The Media Business Unit reported an increase in revenues of euro 32 million (+18.0%), mainly on account of higher Digital Terrestrial revenues following the positive contribution resulting from the agreements reached with Mediaset and Telecom Italia over broadcasting of the audio-visual content of Serie A soccer games.

The revenues of the Olivetti Business Unit decreased compared to the same period of 2007 (-euro 16 million, -6.0%). Although there was an improvement in the specialized printers segment it was offset by a slowdown in the sales of traditional ink-jet products and accessories.

Foreign revenues (represented on the basis of the geographical location of customers) amount to euro 6,610 million (euro 6,559 million in the first nine months of 2007); 59.6% of such revenues comes from Brazil (54.5% in the first nine months of 2007).

In the third quarter of 2008 revenues total euro 7,561 million (euro 7,667 million in the third quarter of 2007), with a decrease of 1.4% compared to the same period of 2007. Excluding the exchange rate effect (+euro 68 million, basically in reference to the Brazil Mobile Business Unit) and the change in the scope of consolidation (-euro 55 million), the organic change is a negative 1.5%. Third-quarter revenues were affected by the aforementioned regulatory changes, equal to a total amount of euro 149 million, in addition the impact of the renegotiation of the H3G national roaming contract (-euro 18 million).

Other income amounts to euro 228 million (euro 246 million in the first nine months of 2007), and comprises:

(millions of euro)	9 months to 9/30/2008 (a)	9 months to 9/30/2007 (b)	Change (a - b)
Late payment fees charged for regulated telephone services	67	68	(1)
Recovery of costs, personnel and services rendered	42	37	5
Capital and operating grants	35	25	10
Damage compensation, penalties and sundry recoveries	59	32	27
Sundry income	25	84	(59)

Total	228	246	(18)

EBITDA is euro 8,622 million and decreased by euro 862 million (-9.1%) compared to the first nine months of 2007. The organic change in EBITDA is a negative euro 570 million (-6.0%) and is calculated as follows:

Telecom Italia Group - Quarterly Report at September 30, 2008

	9 months to 9/30/2008	9 months to 9/30/2007	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBITDA	8,622	9,484	(862)	(9.1)
Effect of change in scope of consolidation		(39)
Effect of change in exchange rates		29
Non-organic (income) expenses	335	53
Expenses for mobility agreements under Law 223/91	287	—
Disputes and settlements with other operators	37	33
Other expenses, net	11	—
Antitrust fine	—	20

COMPARABLE EBITDA	8,957	9,527	(570)	(6.0)

The EBITDA margin went from 41.2% in the first nine months of 2007 to 38.5% in the first nine months of 2008. At the organic level, the EBITDA margin is 39.9% in the first nine months of 2008 (41.2% in the first nine months of 2007).

The following bar chart summarizes the major changes in EBITDA:

In greater detail, in addition to the negative effects associated with the “regulatory changes” (-euro 387.5 million), and the impact of the renegotiation of the roaming contract with H3G (-euro 48.5 million), described earlier in the comments on Revenues, EBITDA in the first nine months of 2008 was impacted by the following:

•

acquisition of goods and services, euro 10,034 million, with a decrease of euro 83 million (-0.8%) compared to the first nine months of 2007 (euro 10,117 million). The reduction in costs for the portion of revenues to be paid to other operators and for commercial expenses of the Domestic Business Unit was partly compensated by the increase in the interconnection costs of the European Broadband and Brazil Mobile Business Units.

The percentage of the acquisition of goods and services to revenues is 44.8% (44.0% in the first nine months of 2007);

•

employee benefits expenses, euro 3,169 million, with an increase of euro 390 million compared to the first nine months of 2007 (euro 2,779 million). This increase refers to employees in Italy for euro 372 million and employees outside Italy for euro 18 million.

In particular, with regard to employees in Italy, lower expenses arising from the reduction in the average headcount of the salaried workforce (-1,643 compared to the first nine months of 2007 on a comparable consolidation basis) are countered by the effect of the October 2007 and June 2008 minimum labor contract increases (established by the July 31, 2007 TLC collective national labor contract agreement, for the two economic years 2007-2008). Moreover, the following were recognized:

Telecom Italia Group - Quarterly Report at September 30, 2008

•

expenses of euro 287 million, following the start of the mobility procedure ex Law 223/1991 by the Parent, Telecom Italia, at the end of June. The relative labor agreement with the Unions was signed on September 19, 2008;

•	costs of euro 34 million, for the inclusion of Shared Service Center in the scope of consolidation.

It should also be noted that employee benefits expenses in the first nine months of 2007 included the positive effect of the profit bonus accrued in 2006 and then eliminated as a result of agreements reached with the unions in June 2007 (-euro 79 million), in addition to the positive impact of the new supplementary pension benefits law on the actuarial calculation of the provision for employee severance indemnity (-euro 31 million).

As for employees outside Italy, employee benefit expenses were impacted by a higher headcount in the Tim Brasil and BBNed groups, which were only partly compensated by lower costs as a result of the exclusion from the scope of consolidation of Entel Bolivia from April 1, 2008.

A breakdown of the headcount at September 30, 2008 is as follows:

(Headcount)	9/30/2008 (a)	12/31/2007 (b)	Change (a – b)
Italy	66,522	66,951	(429)
Outside Italy	13,555	15,118	(1,563)

Total headcount (excluding non-current assets held for sale) (1)	80,077	82,069	(1,992)

Non-current assets held for sale - Foreign	—	1,360	(1,360)

Total	80,077	83,429	(3,352)

(1)	Includes headcount with temp work contracts: 1,757 at 9/30/2008 and 1,969 at 12/31/2007.

Excluding headcount relating to “Non-current assets held for sale” (Liberty Surf group), the headcount of the Group shows a reduction of 1,992 people, compared to December 31, 2007. The change can be analyzed as follows:

•	exclusion from the scope of consolidation of Entel Bolivia (-1,475 people) and the sale of the “On Air” business segment by MTV Italia (-14 people);

•	reduction of 212 people with temp work contracts;

•	net turnover with a reduction of 291 people, as detailed by individual business unit:

(Headcount)	Hired	Exits	Net change
Domestic	545	(895)	(350)
Brazil Mobile	2,877	(2,747)	130
European Broadband, Olivetti, Media and Other Operations	548	(619)	(71)

Turnover	3,970	(4,261)	(291)

•	other operating expenses, euro 1,260 million (euro 1,320 million in the first nine months of 2007), can be analyzed as follows:

(millions of euro)	9 months to 9/30/2008 (a)	9 months to 9/30/2007 (b)	Change (a – b)
Impairments and charges connected with non-financial receivables management	530	596	(66)
Charges for accruals to provisions	80	71	9
Telecommunications fees and charges	245	204	41
Taxes on revenues of South American companies	216	193	23
Indirect duties and taxes	102	112	(10)
Penalties, compensation and administrative sanctions	41	45	(4)
Association dues and fees, donations, scholarships and traineeships	18	18	—
Other expenses	28	81	(53)

Total	1,260	1,320	(60)

Telecom Italia Group - Quarterly Report at September 30, 2008

Impairments and charges connected with receivables management include euro 260 million referring to the Domestic Business Unit (euro 347 million in the first nine months of 2007) and euro 241 million to the Brazil Mobile Business Unit (euro 229 million in the first nine months of 2007).

Charges for accruals to provisions, recognized mainly for pending disputes, include euro 47 million referring to the Domestic Business Unit (euro 53 million in the first nine months of 2007, comprising an accrual of euro 20 million for the fine levied against Telecom Italia by the Antitrust) and euro 28 million to the Brazil Mobile Business Unit (euro 11 million in the first nine months of 2007).

In the third quarter of 2008, EBITDA is euro 3,087 million (euro 3,149 million in the third quarter of 2007), with a decrease of 2.0%. The organic change in EBITDA is -1.3% (-euro 40 million). In particular, the improvements of the Brazil Mobile Business Unit (euro 97 million) and Media Business Unit (euro 7 million) are offset by a decrease in the Domestic Business Unit (-euro 128 million, of which euro 96 million is due to the effect of regulatory changes and the renegotiation of the contract with H3G for euro 18 million), European Broadband (-euro 11 million) and Olivetti (-euro 5 million).

The EBITDA margin is 40.8% (41.1% in the third quarter of 2007); at the organic level, the EBITDA margin is 41.0% (40.8% in the third quarter of 2007).

EBIT is euro 4,204 million, with a decrease of euro 1,083 million compared to the first nine months of 2007 (-20.5%). The organic change in EBIT is a negative euro 781 million (-14.7%) and is calculated as follows:

	9 months to 9/30/2008	9 months to 9/30/2007	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBIT	4,204	5,287	(1,083)	(20.5)
Effect of change in scope of consolidation		(28)
Effect of change in exchange rates		(4)
Non-organic (income) expenses:	310	40
Non-organic expenses already described under EBITDA	335	53
Non-recurring gains on sale of properties	(25)	(10)
Other non-organic income, net	—	(3)

COMPARABLE EBIT	4,514	5,295	(781)	(14.7)

The EBIT margin went from 23.0% in the first nine months of 2007 to 18.8% in the first nine months of 2008. At the organic level, the EBIT margin is 20.1% in the first nine months of 2008 (22.9% in the first nine months of 2007).

The following chart summarizes the changes in EBIT:

Telecom Italia Group - Quarterly Report at September 30, 2008

In greater detail, in addition to the comments made under EBITDA, EBIT is impacted by depreciation and amortization charges of euro 4,437 million (euro 4,209 million in the first nine months of 2007), with an increase of euro 228 million. This increase includes euro 132 million for the amortization of intangible assets and euro 96 million for the depreciation of property, plant and equipment. Depreciation and amortization charges are offset by the increase of euro 13 million in gains on disposals of non-current assets, principally referring to the disposal of properties, countered in part by higher impairment losses on non-current assets (euro 6 million in the first nine months of 2008 and none in the corresponding period of the prior year).

In the third quarter of 2008, EBIT is equal to euro 1,596 million (euro 1,733 million in the third quarter of 2007), with a decrease of 7.9%. The organic change in EBIT is -6.4% (-euro 109 million).

The EBIT margin in the third quarter of 2008 is 21.1% (22.6% in the third quarter of 2007); at the organic level, EBIT margin is 21.2% in the third quarter of 2008 (22.3% in the same period of the prior year).

The share of profits (losses) of associates and joint ventures accounted for using the equity method is a profit of euro 53 million (a profit of euro 75 million in the first nine months of 2007), and includes:

(millions of euro)	9 months to 9/30/2008 (a)	9 months to 9/30/2007 (b)	Change (a-b)
ETECSA	40	40	—
Sofora Telecomunicaciones S.A.	19	17	2
Tiglio I and Tiglio II	(3)	18	(21)
Other	(3)	—	(3)

Total	53	75	(22)

Finance income and expenses show a net expense balance of euro 1,963 million (a net expense balance of euro 1,425 million in the first nine months of 2007). Details are as follows:

(millions of euro)	9 months to 9/30/2008 (a)	9 months to 9/30/2007 (b)	Change (a-b)
Measurement at fair value of the call options on 50% of the share capital of Sofora Telecomunicaciones	(190)	93	(283)
Income on buyback of own bonds by Parent, Telecom Italia	49	—	49
Early termination of cash flow hedge derivatives	14	54	(40)
Writedown of receivables from Lehman Brothers	(51)	—	(51)
Investment management	2	148	(146)
Net finance expenses, fair value adjustments of derivatives and other items	(1,787)	(1,720)	(67)

Total	(1,963)	(1,425)	(538)

With regard to the writedown of receivables from Lehman Brothers International Europe Ltd. and Lehman Brothers Special Financing Inc., it should be noted that when Lehman Brothers Holding Inc. announced that it had begun bankruptcy proceedings, the Telecom Italia Group had derivative transactions hedging financial risks on existing financial payables with Lehman Brothers International Europe Ltd. and with Lehman Brothers Special Financing Inc. that were guaranteed by Lehman Brothers Holding Inc. After the announcement, the Telecom Italia Group initiated legal action aimed at the early termination of those transactions and to recover the receivable. As a consequence of such action, since the Telecom Italia Group had a credit position with Lehman Brothers International Europe Ltd. and with Lehman Brothers Special Financing Inc., it wrote down that receivable to estimated realizable value, estimated at 30% of the face value, for an amount of euro 51 million.

Investment management for the first nine months of 2008 refers to dividends from investment holdings. In the first nine months of 2007, this item included, in particular, gains on the sale of the entire holding in Oger Telecom (euro 86 million), the sale of the entire holding in Capitalia (euro 38 million) and the sale of Mediobanca ordinary shares (euro 18 million).

Telecom Italia Group - Quarterly Report at September 30, 2008

The deterioration of euro 67 million in interest rates, the fair value adjustments of derivatives qualifying for hedge accounting and other items, includes euro 32 million for to the increase in interest rates and the remaining amount for the fair value adjustment of derivatives qualifying for hedge accounting and other minor items.

In the third quarter of 2008, finance income and expenses show a net expense balance of euro 747 million (a net finance expense balance of euro 456 million in the third quarter of 2007). The negative change of euro 291 million was particularly affected by the valuation of the call options on 50% of the share capital of Sofora Telecomunicaciones (-euro 80 million in the third quarter of 2008), the writedown of the receivables from Lehman Brothers carried out in the third quarter of 2008 as well as the gains on the sales indicated above that were realized entirely during the third quarter of 2007.

Finally, the fair value of the two call options on 50% of the share capital of Sofora Telecomunicaciones, included under Miscellaneous receivables and other non-current assets, is equal to euro 70 million at September 30, 2008 (euro 150 million at June 30, 2008).

Income tax expense amounts to euro 535 million and registers a decrease of euro 1,020 million compared to the first nine months of 2007. The reduction is due to lower profit before taxes, lower tax rates and, for euro 515 million, the reversal to income of deferred income taxes on accelerated depreciation taken in prior years, net of the equalization tax, as allowed by the Italian Budget Law 2008.

In the third quarter of 2008, income tax expense amounts to euro 362 million (euro 537 million in the third quarter of 2007), with a reduction of 32.6% due entirely to a lower pre-tax profit and lower tax rates.

Loss on Discontinued operations/Non-current assets held for sale is euro 28 million (a loss of euro 174 million in the first nine months of 2007). The loss includes:

•

the gain of euro 160 million, net of transaction costs, on the August 26, 2008 disposal of the entire investment held in Liberty Surf Group S.A.S. (the holding company for the Broadband activities in France);

•	the negative contribution to consolidated results by Liberty Surf group up to the date of sale, equal to -euro 188 million (-euro 170 million in the first nine months of 2007).

The first nine months of 2007 also included charges for accruals and expenses of euro 4 million in connection with prior years’ sales transactions.

Telecom Italia Group - Quarterly Report at September 30, 2008

INTERIM CONSOLIDATED BALANCE SHEETS

(millions of euro)	9/30/2008 (a)	6/30/2008	12/31/2007 restated (1) (b)	Change (a-b)	12/31/2007
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill	44,110	44,222	44,171	(61)	44,420
Intangible assets with a finite useful life	6,711	7,052	6,750	(39)	6,985

	50,821	51,274	50,921	(100)	51,405

Tangible assets
Property, plant and equipment owned	14,635	15,029	15,338	(703)	15,484
Assets held under finance leases	1,391	1,412	1,450	(59)	1,450

	16,026	16,441	16,788	(762)	16,934

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	496	472	484	12	484
Other investments	57	59	57	—	57
Securities, financial receivables and other non-current financial assets	950	741	695	255	695
Miscellaneous receivables and other non-current assets	724	786	864	(140)	866
Deferred tax assets	154	238	247	(93)	247

	2,381	2,296	2,347	34	2,349

TOTAL NON-CURRENT ASSETS (A)	69,228	70,011	70,056	(828)	70,688

CURRENT ASSETS
Inventories	362	327	307	55	308
Trade and miscellaneous receivables and other current assets	8,453	8,953	9,043	(590)	9,088
Current income tax receivables	92	104	101	(9)	101
Investments	39	39	—	39	—
Securities other than investments	154	166	387	(233)	390
Financial receivables and other current financial assets	423	1,124	1,065	(642)	377
Cash and cash equivalents	5,605	4,413	6,449	(844)	6,473

CURRENT ASSETS SUB-TOTAL	15,128	15,126	17,352	(2,224)	16,737

Discontinued operations/Non-current assets held for sale
of a financial nature	—	30	33	(33)	—
of a non-financial nature	9	701	735	(726)	—

	9	731	768	(759)	—

TOTAL CURRENT ASSETS (B)	15,137	15,857	18,120	(2,983)	16,737

TOTAL ASSETS (A+B)	84,365	85,868	88,176	(3,811)	87,425

(millions of euro)	9/30/2008 (a)	6/30/2008 (a)	12/31/2007 restated(1) (b)	Change 0 (b)	12/31/2007
EQUITY AND LIABILITIES
EQUITY
Equity attributable to equity holders of the Parent	25,936	25,572	25,922	14	25,922
Equity attributable to Minority Interest	816	886	1,063	(247)	1,063

TOTAL EQUITY (C)	26,752	26,458	26,985	(233)	26,985

NON-CURRENT LIABILITIES
Non-current financial liabilities	35,232	37,226	37,039	(1,807)	37,051
Employee benefits	1,359	1,350	1,151	208	1,151
Deferred tax liabilities	242	109	584	(342)	586
Provisions	753	775	902	(149)	903
Miscellaneous payables and other non-current liabilities	1,644	1,629	1,587	57	1,587

TOTAL NON-CURRENT LIABILITIES (D)	39,230	41,089	41,263	(2,033)	41,278

CURRENT LIABILITIES
Current financial liabilities	7,670	5,597	6,590	1,080	6,585
Trade and miscellaneous payables and other current liabilities	10,461	11,183	12,210	(1,749)	12,380
Current income tax payables	252	501	197	55	197

Current liabilities sub-total	18,383	17,281	18,997	(614)	19,162

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature	—	823	701	(701)	—
of a non-financial nature	—	217	230	(230)	—

	—	1,040	931	(931)	—

TOTAL CURRENT LIABILITIES (E)	18,383	18,321	19,928	(1,545)	19,162

TOTAL LIABILITIES (F=D+E)	57,613	59,410	61,191	(3,578)	60,440

TOTAL EQUITY AND LIABILITIES (C+F)	84,365	85,868	88,176	(3,811)	87,425

(1)	For purposes of comparison with September 30, 2008, the figures at December 31, 2007 have been restated to show the Liberty Surf group in Discontinued operations/Non-current assets held for sale.

Telecom Italia Group - Quarterly Report at September 30, 2008

Non-current assets, equal to euro 69,228 million (euro 70,056 million at December 31, 2007), decreased by euro 828 million.

An analysis shows:

•	intangible assets decreased by euro 100 million, from euro 50,921 million at the end of 2007 to euro 50,821 million at September 30, 2008.

Goodwill decreased by euro 61 million due to the change in the exchange rates of the Brazilian companies.

Intangible assets with a finite useful life decreased by euro 39 million as a result of:

•	additions (euro 1,852 million):

•	amortization charge for the period (-euro 1,839 million);

•	disposals, exchange differences, change in the scope of consolidation and other movements (for a net balance of -euro 52 million);

•	property, plant and equipment decreased by euro 762 million, from euro 16,788 million at the end of 2007 to euro 16,026 million at September 30, 2008 as a result of:

•	additions (euro 2,115 million);

•	depreciation charge for the period (-euro 2,598 million);

•	disposals, change in the scope of consolidation, exchange difference and other movements (for a net balance of -euro 279 million);

•	other non-current assets increased by euro 34 million from euro 2,347 million at the end of 2007 to euro 2,381 million at September 30, 2008.

Current assets of euro 15,128 million decreased by euro 2,224 million from December 31, 2007.

Discontinued assets/Non-current assets held for sale, equal to euro 9 million (euro 768 million at December 31, 2007), refer to some minor investments currently in the process of being sold.

During the third quarter of 2008, the entire investment in Liberty Surf Group S.A.S. (the holding company of Broadband activities in France) was sold; it had already been classified in Discontinued operations/assets held for sale.

Equity amounts to euro 26,752 million (euro 26,985 million at December 31, 2007), of which euro 25,936 million is attributable to the equity holders of the Parent (euro 25,922 million at December 31, 2007) and euro 816 million is attributable to Minority Interest (euro 1,063 million at December 31, 2007).

In greater detail, the changes in equity are the following:

(millions of euro)	9/30/2008	12/31/2007
At the beginning of the period	26,985	27,098
Contribution by shareholders, bond conversions and stock options	(26)	2
Profit attributable to the equity holders of the Parent and the Minority interest	1,731	2,455
Dividends declared by:	(1,668)	(2,840)
• Telecom Italia S.p.A.	(1,609)	(2,766)
• Other Group companies	(59)	(74)
Translation differences, changes in the scope of consolidation and other changes	(270)	270

At the end of the period	26,752	26,985

Telecom Italia Group - Quarterly Report at September 30, 2008

Net financial debt amounts to euro 35,770 million, with an increase of euro 69 million compared to euro 35,701 million at the end of 2007.

The following bar chart summarizes the major transactions which had an impact on the change in net financial debt during the first nine months of 2008:

In particular, besides the positive cash flows provided by operating activities and the payment of dividends, in the first nine months of 2008 net financial debt was impacted by the following:

•

capital expenditures during the period totaling euro 3,967 million. Compared to the first nine months of 2007, this is an increase of euro 372 million (+10.3%) mainly as a result of the purchase of the 3G licenses by the Brazil Mobile Business Unit (euro 477 million). Details are as follows:

(millions of euro)	9 months to 9/30/2008		9 months to 9/30/2007		Change (a-b)
	(a)	% of total	(b)	% of total
Domestic	2,646	66.7	2,817	78.3	(171)
European Broadband	253	6.4	269	7.5	(16)
Brazil Mobile	1,073	27.0	442	12.3	631
Media, Olivetti and Other operations	37	0.9	67	1.9	(30)
Adjustments and eliminations	(42)	(1.0)	—	—	(42)

Total	3,967	100.0	3,595	100.0	372

The percentage of capital expenditures to revenues went from 15.6% in the first nine months of 2007 to 17.7% in the first nine months of 2008;

•

sales of investments and other disposals, equal to euro 846 million (euro 635 million in the first nine months of 2007), mainly relate to the sale, in August, of Liberty Surf group (euro 757 million, including the deconsolidation of the net financial debt of the subsidiary sold), in addition to reimbursements of capital and the payment of dividends by associates;

•	buyback of treasury shares refers to the purchase, in September, of 25 million Telecom Italia shares to service the managerial incentive plan denominated Performance Share Granting 2008.

The purchases were made through the financial agent Mediobanca which operated with a mandate for the purchase of the shares on behalf of the Company in complete autonomy and independently of Telecom Italia and in accordance with the “Regulation of the markets organized and operated by Borsa Italiana S.p.A.” and the relative instructions.

Telecom Italia Group - Quarterly Report at September 30, 2008

The purchase required a total outlay of euro 27 million, corresponding to a price per share of euro 1.08451 (including agent fees).

During the first nine months of 2008, financial investments were made for euro 1 million. During the same period of last year, financial investments amounted to euro 671 million and mainly referred to the acquisition of AOL internet activities in Germany.

In the third quarter of 2008, net financial debt decreased by euro 1,402 million, from euro 37,172 million at June 30, 2008 to euro 35,770 million at September 30, 2008. The change is due to the positive effect of the sale of Liberty Surf group as well as positive changes in operations.

The sale of receivables to factoring companies, concluded during the first nine months of 2008, led to a positive impact on net financial debt at September 30, 2008 equal to euro 695 million (euro 755 million at December 31, 2007).

As required by Consob Communication DEM/6064293 dated July 28, 2006, the following table presents the net financial debt at September 30, 2008, June 30, 2008 and December 31, 2007 calculated in accordance with the criteria indicated in the Recommendation of CESR (Committee of European Securities Regulators) dated February 10, 2005 “Recommendations for the uniform implementation of the European Commission regulation on disclosures” and also introduced by Consob itself. This table also includes the reconciliation of net financial debt determined according to the criteria indicated by CESR and net financial debt calculated according to the criteria of the Telecom Italia Group (adopted in previous years) and presented in this quarterly report.

Telecom Italia Group - Quarterly Report at September 30, 2008

(millions of euro)		9/30/2008 (a)	6/30/2008	12/31/2007 restated (**) (b)	Change (a-b)	12/31/2007
Non-current financial liabilities (*):
Financial payables		31,476	32,750	33,287	(1,811)	33,299
Finance lease liabilities		1,742	1,766	1,809	(67)	1,809
Non-current liabilities for hedging derivatives		2,013	2,709	1,942	71	1,942
Other financial liabilities		1	1	1	—	1

	(1)	35,232	37,226	37,039	(1,807)	37,051
Less:
Non-current financial receivables for lessors’ net investments		(279)	(281)	(279)	—	(279)
Non-current assets for hedging derivatives		(548)	(334)	(286)	(262)	(286)

		(827)	(615)	(565)	(262)	(565)

TOTAL NON-CURRENT FINANCIAL LIABILITIES (*)	(A)	34,405	36,611	36,474	(2,069)	36,486

Current financial liabilities (*):
Financial payables		6,964	4,848	5,948	1,016	5,943
Finance lease liabilities		258	260	262	(4)	262
Current liabilities for hedging and non-hedging derivatives		441	482	372	69	372
Other financial liabilities		7	7	8	(1)	8

	(2)	7,670	5,597	6,590	1,080	6,585
Less:
Current financial receivables for lessors’ net investments		(145)	(147)	(149)	4	(149)
Current assets for hedging derivatives		(225)	(144)	(186)	(39)	(186)

		(370)	(291)	(335)	(35)	(335)

TOTAL CURRENT FINANCIAL LIABILITIES (*)	(B)	7,300	5,306	6,255	1,045	6,250

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(C)(3)	—	823	701	(701)	—

TOTAL GROSS FINANCIAL DEBT (*)	(D=A+B+C)	41,705	42,740	43,430	(1,725)	42,736

Current financial assets (*):
Securities other than investments		(154)	(166)	(387)	233	(390)
Financial receivables and other current financial assets		(423)	(1,124)	(1,065)	642	(377)
Cash and cash equivalents		(5,605)	(4,413)	(6,449)	844	(6,473)

	(4)	(6,182)	(5,703)	(7,901)	1,719	(7,240)
Less:
Current financial receivables for lessors’ net investments		145	147	149	(4)	149
Current assets for hedging derivatives		225	144	186	39	186

		370	291	335	35	335

	(E)	(5,812)	(5,412)	(7,566)	1,754	(6,905)

Financial assets included in Discontinued operations/Non-current assets held for sale	(F)(5)	—	(30)	(33)	33	—

TOTAL CURRENT FINANCIAL ASSETS (*)	(G=E+F)	(5,812)	(5,442)	(7,599)	1,787	(6,905)

NET FINANCIAL DEBT AS PER CONSOB COMMUNICATION N. DEM/6064293/2006	(H=D+G)	35,893	37,298	35,831	62	35,831

Non-current financial assets (*):
Securities other than investments		(14)	(14)	(9)	(5)	(9)
Financial receivables and other non-current financial assets		(936)	(727)	(686)	(250)	(686)

	(6)	(950)	(741)	(695)	(255)	(695)
Less:
Non-current financial receivables for lessors’ net investments		279	281	279	—	279
Non-current assets for hedging derivatives		548	334	286	262	286

		827	615	565	262	565

TOTAL NON-CURRENT FINANCIAL ASSETS (*) (°)	(I)	(123)	(126)	(130)	7	(130)

NET FINANCIAL DEBT	(L=H+I)	35,770	37,172	35,701	69	35,701

COMPOSITION OF NET FINANCIAL DEBT:
Total gross financial debt:
Non-current financial liabilities	(1)	35,232	37,226	37,039	(1,807)	37,051
Current financial liabilities	(2)	7,670	5,597	6,590	1,080	6,585
Financial liabilities directly associated with Non-current assets held for sale	(3)	—	823	701	(701)	—

		42,902	43,646	44,330	(1,428)	43,636

Total gross financial assets:
Non-current financial assets	(6)	(950)	(741)	(695)	(255)	(695)
Current financial assets	(4)	(6,182)	(5,703)	(7,901)	1,719	(7,240)
Financial assets included in non-current assets held for sale	(5)	—	(30)	(33)	33

		(7,132)	(6,474)	(8,629)	1,497	(7,935)

		35,770	37,172	35,701	69	35,701

(*)	Net of assets for hedging derivatives and financial receivables for lessors’ net investments.

(**)	For purposes of comparison with September 30, 2008, the figures as at December 31, 2007 have been restated to show the Liberty Surf group in Discontinued operations/Non-current assets held for sale.

(°)

At September 30, 2008, the item includes: low-rate loans made to employees (euro 60 million), loans made to Aree Urbane S.r.l. (euro 26 million) and securities other than investments (euro 14 million).

Telecom Italia Group - Quarterly Report at September 30, 2008

With reference to the net financial debt of the Telecom Italia Group, the following is mentioned:

Bonds

Bonds at September 30, 2008 are carried for an amount of euro 29,876 million (euro 31,562 million at December 31, 2007). In terms of the nominal repayment amount, bonds total euro 29,296 million, with a decrease of euro 1,416 million compared to December 31, 2007 (euro 30,712 million). The breakdown is as follows: Telecom Italia S.p.A. euro 10,206 million, Telecom Italia Finance S.A. euro 8,882 million and Telecom Italia Capital S.A. euro 10,208 million.

Convertible bonds at September 30, 2008 are carried for an amount of euro 539 million (euro 518 million at December 31, 2007) and entirely refer to convertible bonds issued by Telecom Italia S.p.A. In terms of the nominal repayment amount, convertible bonds total euro 574 million.

With reference to bonds, the transactions described below took place during the first nine months of 2008:

1) Repayments

The following bonds reached maturity and were duly redeemed:

•

“Telecom Italia Finance S.A. 5.875% due 2008”: on January 24, 2008, Telecom Italia Finance S.A. redeemed the bonds for an amount of euro 1,659 million (the original amount issued for euro 1,750 million was reduced as a result of the repurchase of bonds on the market and their subsequent cancellation);

•	“Telecom Italia S.p.A. Floating Rate Notes Euribor 3M+ 0.22% due 2008”: on June 9, 2008, Telecom Italia S.p.A. redeemed the bonds for an amount of euro 750 million;

•

“Telecom Italia Finance S.A. Euro 499,669,000 Guaranteed Floating Rate Extendable Notes due 2008”: on September 14, 2008 Telecom Italia Finance S.A. redeemed the bonds for an amount of euro 360.8 million

2) Bond buybacks

•

“Telecom Italia S.p.A., euro 850 million 5.25% due 2055”: Telecom Italia S.p.A. repurchased its own bonds for a nominal amount of euro 170 million and recorded a gain in the income statement for euro 46 million. Bonds for a total nominal amount of euro 170 million were canceled effective July 9, 2008.

•

“Telecom Italia S.p.A., euro 750 million 4.75% due 2014”: Telecom Italia S.p.A. repurchased its own bonds for a nominal amount of euro 26.2 million and recorded a gain in the income statement for euro 3 million. These bonds will be canceled after the formal procedures are completed.

3) New issue of Telecom Italia Capital S.A. bonds for a total of USD 2 billion

On June 4, 2008, Telecom Italia Capital S.A. placed two tranches for USD 1 billion each on the USA bond market. The bonds are guaranteed by Telecom Italia S.p.A. and mature on June 4, 2018 and June 4, 2038. The two tranches pay a coupon interest rate of 6.999% and 7.721% respectively. The bonds were issued under the Group’s USD 10 billion Shelf Registration Statement (Form F-3).

4) Other

•

Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, total euro 358 million (nominal amount) at September 30, 2008 and during the first nine months of 2008 increased by euro 61 million (euro 297 million at December 31, 2007);

•

with regard to Telecom Italia Finance S.A. bonds (euro 2,000 million 7.25% with a maturity date of April 2011), the interest rate coupons were increased by 0.25% due to a change in the credit rating by S&P’s in March 2008. The step-up was applied starting from the April 2008 coupon; the new rate is equal to 7.50%;

•

in accordance with the Terms and Conditions of the “Telecom Italia Finance S.A. Euro 499,669,000 Guaranteed Floating Rate Extendable Notes due 2008”, the holders of the bonds for a notional amount of euro 360,839,000 renounced the possibility of extending the maturity date to 2010 and this amount was duly repaid on September 14, 2008. On June 12, 2008, bonds were issued for the residual amount and are denominated

Telecom Italia Group - Quarterly Report at September 30, 2008

“Telecom Italia Finance S.A. Euro 138,830,000 Guaranteed Floating Rate Extendable Notes due 2010” maturing on June 14, 2010.

Placement of “Schuldschein” debt certificates

On July 31, 2008, Telecom Italia Finance S.A. placed an issue of 5-year debt certificates regulated by German law denominated “Schuldschein” with a value date of August 7, 2008 for a nominal amount of euro 250,000,000, at an annual coupon rate of 6.25% with an issue price of 99.23%; the certificates are guaranteed by Telecom Italia S.p.A.

Revolving Credit Facility and Term Loan

The composition and draw down of the syndicated committed credit lines available at September 30, 2008, represented by the Term Loan (TL) of euro 1.5 billion expiring January 2010 and the Revolving Credit Facility (RCF) for a total of euro 8 billion expiring August 2014, are presented in the following table:

	Term Loan expiring 2010		Revolving Credit Facility expiring 2014		TOTAL
(billions of euro)	Agreed	Drawn down	Agreed	Drawn down	Agreed	Drawn down
Situation at 12/31/2007	1.5	1.5	8.0	1.5	9.5	3.0

Situation at 9/30/2008	1.5	1.5	8.0	1.5	9.5	3.0

Lehman Brothers Bankhaus AG London Branch bank, is the Lender of the Revolving Credit Facility and the Term Loan with the following amounts:

•	under the RCF, the bank has a commitment equal to euro 127 million against the amount disbursed equal to euro 23.8 million;

•	under the TL, the bank has a commitment equal to euro 19.9 million, an amount completely disbursed.

Contrary to which has occurred for the American company, Lehman Brothers Holding Inc., there have been no forced restructuring or bankruptcy proceedings brought against Lehman Brothers Bankhaus AG.

The Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, either from its representatives or the agent of the committed facilities indicated above.

Consequently, the Group does not maintain that it is necessary to make any change in the situation previous to the bankruptcy of Lehman Brothers Holding Inc.

***

The following table shows the maturities of non-current financial liabilities according to both the carrying amount (including measurements arising from fair value adjustments and the amortized cost included in accrued expenses) and the expected nominal repayment amount, as contractually agreed.

The average maturity of non-current financial liabilities (including the current portion of medium/long term financial liabilities maturing within the year) is equal to 7.82 years.

The Group’s average cost, considered as the cost for the period calculated on an annual basis and arising from the ratio of debt-related expenses to average exposure, is equal to 5.9%.

Telecom Italia Group - Quarterly Report at September 30, 2008

Maturities of financial liabilities – carrying amount (1) (2):

	maturing by 9/30 of the year:
(millions of euro)	2009	2010	2011	2012	2013	After 2013	TOTAL
Bonds	5,193	2,397	4,666	2,247	2,343	13,569	30,415
Loans and other financial liabilities	883	2,031	555	149	784	4,749	9,151
Finance lease liabilities	258	244	159	140	110	1,089	2,000

Total	6,334	4,672	5,380	2,536	3,237	19,407	41,566

Current financial liabilities	1,336						1,336

Total	7,670	4,672	5,380	2,536	3,237	19,407	42,902

(1)	Carrying amounts take into account fair value adjustments and amortized cost.

(2)

Financial commitments include accrued expenses and deferred income, of which euro 1 million is in non-current liabilities maturing after 1 year, euro 980 million is in non-current financial liabilities maturing within 1 year and euro 26 million is in other current financial liabilities.

Maturities of financial liabilities – nominal repayment amount:

	maturing by 9/30 of the year:
(millions of euro)	2009	2010	2011	2012	2013	After 2013	TOTAL
Bonds	4,519	2,437	4,638	2,250	2,350	13,676	29,870
Loans and other financial liabilities	587	2,007	524	149	778	4,678	8,723
Finance lease liabilities	240	244	159	140	110	1,089	1,982

Total	5,346	4,688	5,321	2,539	3,238	19,443	40,575

Current financial liabilities	1,301						1,301

Total	6,647	4,688	5,321	2,539	3,238	19,443	41,876

Current financial assets amount to euro 6,182 million (euro 7,901 million at December 31, 2007). The Telecom Italia Group’s liquidity margin, calculated as the sum of Cash and cash equivalents and Current securities other than investments, amounts to euro 5,759 million at September 30, 2008 (euro 6,826 million at December 31, 2007) and, together with total unused committed credit lines of euro 6.5 billion, permits a broad coverage of maturities for the next 18 to 24 months.

Current financial assets at September 30, 2008 include:

•

cash and cash equivalents amounting to euro 5,605 million (euro 6,449 million at December 31, 2007). The different technical forms used for the investment of available resources at September 30, 2008, including Euro Commercial Paper for euro 100 million, can be analyzed as follows:

•	Maturities: investments have a maximum maturity date of three months;

•	Counterpart risk: investments are made with leading banks and financial institutions with high creditworthiness with at least an A rating;

•	Country risk: investments are mainly made on major European financial markets;

financial receivables and other current financial assets amounting to euro 423 million (euro 1,065 million at December 31, 2007). They include the current portion of loans receivable from employees (euro 13 million), the current portion of financial receivables for lessors’ net investments (euro 145 million), derivatives hedging items classified as current assets/liabilities of a financial nature (euro 225 million), non-hedging derivatives (euro 33 million) and other current financial assets (euro 7 million);

•

securities other than investments, maturing beyond three months, equal to euro 154 million (euro 387 million at December 31, 2007), referring to bonds issued by counterparts with at least an A rating with different maturities, but all with an active trading market and therefore readily convertible into cash.

Non-current financial assets amount to euro 950 million (euro 695 million at December 31, 2007) and mainly include the non-current portion of loans receivable from employees (euro 60 million), the non-current portion of financial receivables for lessors’ net investments (euro 279 million), the non-current

Telecom Italia Group - Quarterly Report at September 30, 2008

portion of hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature (euro 548 million) and securities other than investments (euro 14 million).

“Covenants” and “Negative pledges relating to outstanding debt positions at September 30, 2008

Bonds

Bonds do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the redemption of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A. None of the securities carry any other interest rate structures or structural complexities. “Telecom Italia S.p.A. bonds for euro 2 billion, 7.5%, maturing April 20, 2011” have a mechanism for adjusting the coupon rate when the rating changes (step-up/down); the coupon increases or decreases by 0.25% when there is a downgrade/upgrade by Standard & Poor’s or Moody’s.

Two other bonds, maturing in February and July 2009, issued by Telecom Italia Finance carry a coupon mechanism indexed to the Group’s rating. However, the last coupons for both bonds have already been fixed so that any future change in the rating would not have any effect on them. Since these bonds have been placed principally with institutional investors on major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; as a result, there are, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

Loans other than bonds

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), two of them, respectively for nominal amounts of euro 350 million and euro 200 million (on a total of a nominal amount of euro 2,092 million at September 30, 2008) are not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

if Telecom Italia’s rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed;

•

the company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the investment project underlying the EIB loan.

Bank lines

The syndicated bank loans of Telecom Italia do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige Telecom Italia to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010, and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014.

Telecom Italia Group - Quarterly Report at September 30, 2008

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (“negative pledges”), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). The same negative pledge conditions are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of euro 125 million at September 30, 2008) consider the case where a party, other than the current relative majority shareholder or parties specifically indicated (permitted acquiring shareholders, including the shareholders of Telco S.p.A.), acquire control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

In the documentation of loans granted to certain companies of the TIM Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios) as well as the usual other non-financial covenants, under pain of a request for the early repayment of the loan.

With the understanding that there are no financial covenants on the loan contracts of the Group, it should be pointed out that at September 30, 2008 none of the non-financial covenants, negative pledge clauses or other clauses regarding the above-described debt positions have been breached or violated in any way.

Telecom Italia Group - Quarterly Report at September 30, 2008

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euro)	9 months to 9/30/2008	9 months to 9/30/2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations	1,759	2,382
Adjustments for:
Depreciation and amortization	4,437	4,209
Impairment losses (reversals) on non-current assets (including investments)	197	(103)
Net change in deferred tax assets and liabilities	(248)	1,257
Losses (gains) realized on disposals of non-current assets (including investments)	(26)	(155)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(53)	(75)
Change in employee benefits	301	(105)
Change in inventories	(56)	(70)
Change in trade receivables and net receivables on construction contracts	747	(382)
Change in trade payables	(1,298)	42
Net change in miscellaneous receivables/payables and other assets/liabilities	86	(263)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	5,846	6,737

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	(1,852)	(1,502)
Purchase of tangible assets on an accrual basis	(2,115)	(2,093)

Total purchase of intangible and tangible assets on an accrual basis	(3,967)	(3,595)
Change in amounts due to fixed asset suppliers	(307)	(379)

Total purchase of intangible and tangible assets on a cash basis	(4,274)	(3,974)
Acquisition of subsidiaries and businesses, net of cash acquired	—	(670)
Acquisition of other investments	(1)	(1)
Change in financial receivables and other financial assets	(94)	587
Proceeds from sale of subsidiaries, net of cash disposed of	449	3
Proceeds from sale/repayment of intangible, tangible and other non-current assets	89	520

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	(3,831)	(3,535)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other	32	(339)
Proceeds from non-current financial liabilities (including current portion)	2,194	1,996
Repayments of non-current financial liabilities (including current portion)	(3,419)	(4,845)
Considerations paid for equity instruments	(27)	—
Share capital proceeds/reimbursements	1	—
Dividends paid	(1,665)	(2,830)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	(2,884)	(6,018)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	(10)	(274)

AGGREGATE CASH FLOWS (E=A+B+C+D)	(879)	(3,090)

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)	6,204	6,960
Net foreign exchange differences on net cash and cash equivalents (G)	(30)	20

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)	5,295	3,890

Telecom Italia Group - Quarterly Report at September 30, 2008

ADDITIONAL CASH FLOW INFORMATION:

(millions of euro)	9 months to 9/30/2008	9 months to 9/30/2007
Income taxes (paid) received	(387)	(241)
Interest expense paid	(2,569)	(2,946)
Interest income received	844	1,131
Dividends received	46	39

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

(millions of euro)	9 months to 9/30/2008	9 months to 9/30/2007
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:
Cash and cash equivalents - from continuing operations	6,449	7,260
Bank overdrafts repayable on demand – from continuing operations	(275)	(258)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	30	5
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	(47)

	6,204	6,960
NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:
Cash and cash equivalents - from continuing operations	5,605	4,551
Bank overdrafts repayable on demand – from continuing operations	(310)	(345)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	8
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	(324)

	5,295	3,890

Telecom Italia Group - Quarterly Report at September 30, 2008

DISCONTINUED OPERATIONS

On August 26, 2008, the Group finalized the sale to Iliad S.A. of the entire investment held by Telecom Italia in Liberty Surf Group S.A.S., the Internet Service Provider operating in France mainly with Telecom Italia’s Alice brand.

The effects of the sale on the interim consolidated financial statements at September 30, 2008, calculated on the basis of the Enterprise Value of the sale, equal to euro 800 million, and a Net financial debt of the company estimated at the time of sale at approximately euro 300 million, are:

•	a reduction in net financial debt of the Telecom Italia Group of euro 757 million;

•	a positive impact on the consolidated income statement of euro 160 million, net of transaction costs.

Such effects are subject to possible changes owing to certain post-closing contractual price adjustment mechanisms.

Furthermore, at the time of sale, on August 26, 2008, a contract was signed for the supply of technical services to Liberty Surf group by Telecom Italia under which Telecom Italia agrees to supply IT and network services and technical support for the migration of the customer base. The annual fee to which Telecom Italia is entitled is euro 15 million and the contract period is 12 months and can be extended to 18 months.

Key economic and financial data of Liberty Surf group, sold on August 26, 2008 and classified in discontinued operations, are the following:

(millions of euro)		Liberty Surf Group	Other, adjustments and eliminations	Total
Revenues	1/1-8/26/2008	310	(95)	215
	1/1-9/30/2007	282	(79)	203
EBITDA	1/1-8/26/2008	(44)	—	(44)
	1/1-9/30/2007	(51)	—	(51)
EBIT	1/1-8/26/2008	(159)	(1)	(160)
	1/1-9/30/2007	(149)	—	(149)
Profit (loss) from Discontinued operations/Non-current assets held for sale	1/1-8/26/2008	(186)	158	(28)
	1/1-9/30/2007	(170)	—	(170)
Capital expenditures	1/1-8/26/2008	87	—	87
	1/1-9/30/2007	94	—	94
Net financial debt	12/31/2007	668	—	668
Headcount at period-end	12/31/2007	1,360	—	1,360

Telecom Italia Group - Quarterly Report at September 30, 2008

RELATED PARTY TRANSACTIONS

Related party transactions entered into during the first nine months of 2008, including intragroup transactions, are neither unusual nor exceptional but fall under the normal business operations of the companies of the Group. Such transactions, when not concluded at standard conditions or dictated by specific laws, are in any case conducted at arm’s length.

As indicated in the half-yearly financial report at June 30, 2008, there is a specific Steering Committee of the Group which deals with relations with Telefónica for the purpose, among others, of identifying areas and business activities suitable for possible industry synergies between the two Groups and proposes the consequent plans for execution.

The following tables present the balances relating to transactions with related parties and the effects of such amounts on the consolidated income statement, balance sheet and cash flow statement.

The statement of income and the capital expenditure figures are compared with those of the first nine months of 2007, while the balance sheet figures are compared with those at December 31, 2007.

Telecom Italia Group - Quarterly Report at September 30, 2008

	Transactions with related parties (amount)		Corresponding caption in consolidated financial statements (amount)		% impact of related parties
(millions of euro)	9 months to 9/30/2008	9 months to 9/30/2007	9 months to 9/30/2008	9 months to 9/30/2007	9 months to 9/30/2008	9 months to 9/30/2007
Revenues
Of which attributable to transactions with:
• associates and joint ventures	112	194
• companies controlled by associates and joint ventures	15	14
• other related parties through directors, statutory auditors and key managers	662	32
• pension funds

	789	240	22,399	23,004	3.5	1.0

Other income
Of which attributable to transactions with:
• associates and joint ventures	2	2
• companies controlled by associates and joint ventures	4
• other related parties through directors, statutory auditors and key managers	5
• pension funds

	11	2	228	246	4.8	0.8

Acquisition of goods and services
Of which attributable to transactions with:
• associates and joint ventures	87	68
• companies controlled by associates and joint ventures	21	12
• other related parties through directors, statutory auditors and key managers	459	56
• pension funds

	567	136	10,034	10,117	5.7	1.3

Employees benefits expenses
Of which attributable to transactions with:
• associates and joint ventures
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	3	1
• pension funds	71	20
• remuneration to key managers	29	18

	103	39	3,169	2,779	3.3	1.4

Finance income
Of which attributable to transactions with:
• associates and joint ventures	1	1
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	86	8
• pension funds

	87	9	1,780	2,287	4.9	0.4

Finance expenses
Of which attributable to transactions with:
• associates and joint ventures	25	23
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	35	18
• pension funds

	60	41	3,743	3,712	1.6	1.1

Profit (loss) from Discontinued operations/Non-current assets held for sale
Of which attributable to transactions with:
• associates and joint ventures
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	(1)
• pension funds

	(1)	—	(28)	(174)	—	—

Capital expenditures for intangible and tangible assets
Of which attributable to transactions with:
• associates and joint ventures	1	55
• companies controlled by associates and joint ventures	194	219
• other related parties through directors, statutory auditors and key managers	29	77
• pension funds

	224	351	3,967	3,595	5.6	9.8

Dividends paid
Of which attributable to transactions with:
• associates and joint ventures
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	281	344
• pension funds

	281	344	1,665	2,830	16.9	12.2

Telecom Italia Group - Quarterly Report at September 30, 2008

	Transactions with related parties (amount)		Corresponding caption in consolidated financial statements (amount)		% impact of related parties
(millions of euro)	9/30/2008	12/31//2007	9/30/2008	12/31//2007	9/30/2008	12/31//2007
Net financial debt:
Securities, financial receivables and other financial assets
Of which attributable to transactions with:
• associates and joint ventures	27	25
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	38
• pension funds

	65	25	950	695	6.8	3.6

Securities other than investments (current assets)
Of which attributable to transactions with:
• associates and joint ventures
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers		7
• pension funds

	—	7	154	390	—	1.8

Financial receivables and other current financial assets
Of which attributable to transactions with:
• associates and joint ventures
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	6	13
• pension funds

	6	13	423	377	1.4	3.4

Cash and cash equivalents
Of which attributable to transactions with:
• associates and joint ventures	1	1
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	664	277
• pension funds

	665	278	5,605	6,473	11.9	4.3

Non-current financial liabilities
Of which attributable to transactions with:
• associates and joint ventures	271	279
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	605	581
• pension funds

	876	860	35,232	37,051	2.5	2.3

Current financial liabilities
Of which attributable to transactions with:
• associates and joint ventures	136	141
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	204	164
• pension funds

	340	305	7,670	6,585	4.4	4.6

Total net financial debt
Of which attributable to transactions with:
• associates and joint ventures	379	394
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	101	448
• pension funds

	480	842	35,770	35,701	1.3	2.4

	Transactions with related parties (amount)		Corresponding caption in consolidated financial statements (amount)		% impact of related parties
(millions of euro)	9/30/2008	12/31//2007	9/30/2008	12/31//2007	9/30/2008	12/31//2007
Other balance sheet captions:
Miscellaneous receivables and other non-current assets
Of which attributable to transactions with:
• associates and joint ventures	5	7
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers
• pension funds

	5	7	724	866	0.7	0.8

Trade and miscellaneous receivables and other current assets
Of which attributable to transactions with:
• associates and joint ventures	98	156
• companies controlled by associates and joint ventures	6	9
• other related parties through directors, statutory auditors and key managers	482	369
• pension funds

	586	534	8,453	9,088	6.9	5.9

Miscellaneous payables and other non-current liabilities
Of which attributable to transactions with:
• associates and joint ventures
• companies controlled by associates and joint ventures	23	23
• other related parties through directors, statutory auditors and key managers	3	1
• pension funds

	26	24	1,644	1,587	1.6	1.5

Trade and miscellaneous payables and other current liabilities
Of which attributable to transactions with:
• associates and joint ventures	54	54
• companies controlled by associates and joint ventures	102	56
• other related parties through directors, statutory auditors and key managers	295	200
• pension funds	24	31

	475	341	10,461	12,380	4.5	2.8

Telecom Italia Group - Quarterly Report at September 30, 2008

The following tables present the major economic, balance sheet and financial transactions and balances between companies consolidated line-by-line on one hand and associates and jointly controlled companies on the other.

(millions of euro)	9 months to 9/30/2008	9 months to 9/30/2007
Revenues	112	194

These refer to revenues from: Teleleasing S.p.A. euro 100 million (euro 164 million in the first nine months of 2007), LI.SIT. S.p.A. euro 8 million (euro 9 million in the first nine months of 2007), ETECSA euro 3 million (euro 4 million in the first nine months of 2007), NordCom S.p.A. euro 1 million (euro 1 million in the first nine months of 2007).

In the first nine months of 2007 there were revenues from Telbios S.p.A. euro 1 million, Shared Service Center S.r.l. (consolidated line-by-line from October 1, 2007) euro 14 million and other minor revenues euro 1 million.

Other income	2	2	This mainly refers to cost recoveries for off-site personnel by certain subsidiaries and associates.

Acquisition of goods and services	87	68

These refer to: costs for rent from Tiglio I S.r.l. euro 3 million (euro 3 million in the first nine months of 2007), TLC services from ETECSA euro 56 million (euro 5 million in the first nine months of 2007), TLC equipment from Teleleasing S.p.A. euro 22 million (euro 15 million in the first nine months of 2007), remote medicine services from Telbios S.p.A. euro 4 million (euro 5 million in the first nine months of 2007), software services from NordCom S.p.A. euro 1 million (euro 3 million in the first nine months of 2007) and other minor costs euro 1 million.

In the first nine months of 2007 there were: costs for rent from Tiglio II S.r.l. euro 1 million, sponsorship costs from Luna Rossa Challenge 2007 S.L. euro 13 million, accessories and consumables costs from Baltea S.r.l. euro 3 million and costs from Shared Service Center S.r.l. (consolidated line-by-line from October 1, 2007) euro 20 million.

Finance income	1	1	These refer to interest income on loans granted to Aree Urbane S.r.l..

Finance expenses	25	23	These refer to interest expenses on finance leases from Teleleasing S.p.A..

Capital expenditures in tangible and intangible assets (on an accrual basis)	1	55

These refer to the acquisition of computer solutions from Movenda S.p.A. euro 1 million. In the first nine months of 2007 there were purchases of computer projects and equipment from Shared Service Center S.r.l. (consolidated line-by-line from October 1, 2007) euro 53 million and from Telbios S.p.A. euro 2 million.

Telecom Italia Group - Quarterly Report at September 30, 2008

(millions of euro)	9/30/2008	12/31/2007
Securities, financial receivables and other non-current financial assets	27	25	These refer to medium/long-term loans made to Aree Urbane S.r.l..

Miscellaneous receivables and other non-current assets	5	7	These refer to receivables from LI.SIT S.p.A. for residual paid-in capital paid.

Trade and miscellaneous receivables and other current assets	98	156

These refer to receivables from: LI.SIT. S.p.A. euro 62 million (euro 94 million at 12/31/2007), Teleleasing S.p.A. euro 32 million (euro 56 million at 12/31/2007), ETECSA euro 2 million (euro 3 million at 12/31/2007), Telbios S.p.A. euro 1 million (euro 2 million at 12/31/2007), Tiglio I S.r.l. euro 1 million. At 12/31/2007 there were receivables from NordCom euro 1 million.

Cash and cash equivalents	1	1	These refer to treasury account service with associates (euro 1 million at 12/31/2007).

Non-current financial liabilities	271	279

These refer to financial payables (i) to Teleleasing S.p.A. euro 268 million (euro 271 million at 12/31/2007) for finance leases and (ii) to Tiglio I S.r.l. euro 2 million (euro 7 million at 12/31/2007) and Tiglio II S.r.l. euro 1 million (euro 1 million at 12/31/2007) for building rent.

Current financial liabilities	136	141	These refer to financial payables to Teleleasing S.p.A. for finance leases.

Trade and miscellaneous payables and other current liabilities	54	54

These refer to payables for supply contracts connected with operating and investment activities to: Teleleasing S.p.A. euro 13 million (euro 10 million at 12/31/2007), ETECSA euro 16 million (euro 16 million at 12/31/2007), Telbios S.p.A. euro 2 million (euro 3 million at 12/31/2007), Im.Ser S.p.A. euro 1 million, Asscom S.r.l. euro 1 million (euro 1 million at 12/31/2007), NordCom S.p.A. euro 1 million (euro 3 million at 12/31/2007), Movenda S.p.A. euro 1 million (euro 1 million at 12/31/2007) and Tiglio I S.r.l. euro 2 million (euro 2 million at 12/31/2007), and deferred income from LI.SIT. S.p.A. euro 17 million relating to the accrued portion of investment income (euro 16 million at 12/31/2007). At 12/31/2007 there were also trade payables to Baltea S.r.l. euro 1 million and other minor payables euro 1 million.

The following tables present the major economic, balance sheet and financial transactions and balances between companies consolidated line-by-line on one hand and companies controlled by associates and companies controlled by jointly controlled companies on the other (the companies of the Italtel group, a related party through the investment in the parent Italtel Group S.p.A. and the companies of the Telecom Argentina group related through Sofora Telecomunicaciones S.A.).

(millions of euro)	9 months to 9/30/2008	9 months to 9/30/2007
Revenues	15	14

These refer to revenues from the Telecom Argentina group euro 14 million (euro 13 million in the first nine months of 2007) and from the Italtel group euro 1 million (euro 1 million in the first nine months of 2007).

Other income	4	—	This refers to income from the Italtel group.

Acquisition of goods and services	21	12

These refer to costs for maintenance and assistance contracts from the Italtel group euro 16 million (euro 7 million in the first nine months of 2007) and TLC services from the Telecom Argentina group euro 5 million (euro 5 million in the first nine months of 2007).

Capital expenditures in tangible and intangible assets (on an accrual basis)	194	219	These refer to the purchase of telephone equipment from the Italtel group.

Telecom Italia Group - Quarterly Report at September 30, 2008

(millions of euro)	9/30/2008	12/31/2007
Trade and miscellaneous receivables and other current assets	6	9

These refer to receivables for telecommunications services from the Telecom Argentina group euro 5 million (euro 8 million at 12/31/2007) and from the Italtel group euro 1 million (euro 1 million at 12/31/2007).

Miscellaneous payables and other non-current liabilities	23	23	These refer to the medium/long-term portion of the deferral relating to the supply of “IRU” transmission capacity to Telecom Argentina S.A..

Trade and miscellaneous payables and other current liabilities	102	56

These refer to payables for the supply contracts connected with investment and operating activities to the Italtel group euro 98 million (euro 52 million at 12/31/2007) and for telecommunications activities to the Telecom Argentina group euro 4 million (euro 4 million at 12/31/2007) of which 2 million represents the short-term portion of the deferral relating to the supply of “IRU” transmission capacity to Telecom Argentina S.A..

The Telecom Italia Group has also provided guarantees on behalf of associates and companies controlled by associates for a total of euro 88 million (euro 95 million at 12/31/2007) of which, on behalf of: Tiglio I S.r.l. euro 54 million (euro 54 million at 12/31/2007), Aree Urbane S.r.l. euro 11 million (euro 11 million at 12/31/2007), Italtel group euro 13 million (euro 19 million at 12/31/2007) and other minor companies for euro 10 million (euro 11 million at 12/31/2007).

The following table presents the major economic, balance sheet and financial transactions and balances between companies consolidated line-by-line on one hand and parties related to Telecom Italia S.p.A. through directors, statutory auditors and key managers on the other.

With the election of the board of directors approved by the shareholders’ meeting held on April 14, 2008 and with the expiry of the term of office of the directors Stefano Cao and Renzo Capra, the companies of the Eni and Asm groups are no longer considered related parties; accordingly, the economic and capital expenditure transactions with those companies refer to the period to March 31, 2008.

Instead, beginning April 1, 2008, the companies reporting to the new directors Tarak Ben Ammar, Roland Berger, Elio Cosimo Catania and Berardino Libonati have been considered related parties.

With regard to the subsidiaries or other investee companies held by FB Group S.r.l., the majority shareholder, Franco Bernabè, resigned from all positions held in those companies from the time of his appointment in Telecom Italia and immediately commenced the sale (which has now been perfected) of Xaltia and Net Team.

Telecom Italia Group - Quarterly Report at September 30, 2008

(millions of euro)	9 months to 9/30/2008	9 months to 9/30/2007
Revenues	662	32

These refer to revenues: (i) for TLC services and leased movable property from the Eni group euro 8 million (euro 5 million in the first nine months of 2007), (ii) for TLC services from: the Telefónica group euro 508 million, the Intesa SanPaolo group euro 96 million, the Edizione Holding group euro 7 million (euro 5 million in the first nine months of 2007), the Generali group euro 38 million (euro 11 million in the first nine months of 2007) and the Mediobanca group euro 5 million (euro 2 million in the first nine months of 2007).

In the first nine months of 2007 there were revenues for a total of euro 9 million from the Pirelli group, F.C. Internazionale Milano S.p.A. and the Merloni group.

Other income	5	—	This refers to damage compensation from the Generali group.

Acquisition of goods and services	459	56

These refer to sponsorships and commissions paid for the sale of prepaid telephone cards to Autogrill S.p.A. (Edizione Holding group) euro 5 million (euro 2 million in the first nine months of 2007), supply of fuel by the Eni group euro 21 million (euro 13 million in the first nine months of 2007), insurance premiums and building leases by the Generali group euro 19 million (euro 11 million in the first nine months of 2007), TLC services by the Telefónica group euro 395 million, costs for credit recovery activities and factoring commissions by the Intesa SanPaolo group euro 15 million, services and applications for document management for final customers for euro 4 million by Net Team.

In the first nine months of 2007 there were costs for a total of euro 30 million from the Pirelli group, F.C. Internazionale Milano S.p.A. and Camfin S.p.A..

Employees benefits expenses	3	1	These refer to non-obligatory insurance for employees from the Generali group.

Finance income	86	8	This refers to income from the Intesa SanPaolo group euro 62 million and the Mediobanca group euro 24 million (euro 8 million in the first nine months of 2007).

Finance expenses	35	18	These refer to expenses from the Mediobanca group euro 12 million (euro 18 million in the first nine months of 2007) and the Intesa SanPaolo group euro 23 million.

Profit (loss) from Discontinued operations/Non-current assets held for sale	(1)	—	This refers to transaction costs with the Mediobanca group for the sale of Liberty Surf group .

Capital expenditures in tangible and intangible assets (on an accrual basis)	29	77

These refer to the capitalization of costs in connection with unbundling from the Telefónica group euro 28 million and the supply of hardware and software development relating to the operation of mini-sites accessible on the Mobile portal from Xaltia euro 1 million. In the first nine months of 2007 there were expenditures of euro 77 million for the purchase of modems and ADSL equipment from the Pirelli group.

Telecom Italia Group - Quarterly Report at September 30, 2008

(millions of euro)	9/30/2008	12/31/2007
Non-current securities, financial receivables and other financial assets	38	—	These refer to hedging derivatives put into place with the Mediobanca group euro 11 million and with the Intesa SanPaolo group euro 27 million.

Trade and miscellaneous receivables and other current assets	482	369

These mainly refer to the above-mentioned services under revenues from the Telefónica group euro 72 million (euro 91 million at 12/31/2007), from the Edizione Holding group euro 3 million (euro 2 million at 12/31/2007), from the Generali group euro 32 million (euro 9 million at 12/31/2007), from the Intesa SanPaolo group euro 373 million (euro 262 million at 12/31/2007) and from the Mediobanca group euro 2 million (euro 1 million at 12/31/2007). At 12/31/2007 there were receivables from the Eni group euro 4 million.

Securities other than investments (current assets)	—	7	At 12/31/2007 these referred to securities issued by the Mediobanca group.

Financial receivables and other current financial assets	6	13	There refer to hedging derivatives put into place with the Intesa SanPaolo group euro 2 million (euro 12 million at 12/31/2007) and the Mediobanca group euro 4 million (euro 1 million at 12/31/2007).

Cash and cash equivalents	664	277	These refer to current accounts and bank deposits with the Intesa SanPaolo group euro 414 million (euro 277 million at 12/31/2007) and the Mediobanca group euro 250 million.

Non-current financial liabilities	605	581

These refer to non-current financial payables relating to the Term Loan Facility euro 68 million (euro 68 million at 12/31/2007), Revolving Credit Facility euro 62 million (euro 62 million at 12/31/2007) with the Mediobanca group. They also refer to non-current financial payables relating to the Term Loan Facility euro 272 million (euro 259 million at 12/31/2007), the Revolving Credit Facility euro 136 million (euro 126 million at 12/31/2007), hedging derivatives euro 41 million (euro 41 million at 12/31/2007), loans euro 14 million (euro 9 million at 12/31/2007) and finance lease liabilities euro 12 million (euro 16 million at 12/31/2007) with the Intesa SanPaolo group.

Miscellaneous payables and other non-current liabilities	3	1	These refer to the deferral relating to the supply of “IRU” transmission capacity to the Telefónica group.

Current financial liabilities	204	164

These refer to hedging derivatives put into place with the Mediobanca group euro 40 million (euro 44 million at 12/31/2007). These also refer to current accounts euro 109 million (euro 66 million at 12/31/2007), hedging derivatives euro 5 million (euro 5 million at 12/31/2007), finance lease liabilities euro 7 million (euro 6 million at 12/31/2007) and financial payables euro 43 million (euro 43 million al 212/31/2007) with the Intesa SanPaolo group.

Trade and miscellaneous payables and other current liabilities	295	200

These refer to payables to: the Telefónica group euro 111 million (euro 103 million at 12/31/2007), the Intesa SanPaolo group euro 174 million (euro 80 million at 12/31/2007), the Mediobanca group euro 1 million (euro 2 million at 12/31/2007), the Generali group euro 3 million and Edizione Holding group euro 6 million. At 12/31/2007 there were trade payables to the Eni group euro 14 million and the Edizione Holding group euro 1 million.

The following tables present the major economic, balance sheet and financial transactions and balances between companies consolidated line-by-line on one hand and pension funds for employees of the companies of the Telecom Italia Group on the other.

Telecom Italia Group - Quarterly Report at September 30, 2008

(millions of euro)	9 months to 9/30/2008	9 months to 9/30/2007
Employee benefits expenses	71	20

These refer to the contribution made to pension funds of which euro 55 million for Telemaco (euro 13 million in the first nine months of 2007), euro 11 million for Fontedir (euro 4 million in the first nine months of 2007) and euro 5 million for other Italian and foreign pension funds i (euro 3 million in the first nine months of 2007).

(millions of euro)	9/30/2008	12/31/2007
Trade and miscellaneous payables and other current liabilities	24	31

These refer to contributions payable to pension funds of which euro 21 million for Telemaco (euro 24 million at 12/31/2007), euro 1 million for Fontedir (euro 5 million at 12/31/2007) and euro 2 million for other Italian and foreign pension funds (euro 2 million at 12/31/2007).

With regard to the contracts between the Telecom Italia Group and related parties, there were no significant variations from the disclosure in Note 23 “Related party transactions” in the half-yearly financial report at June 30, 2008.

Telecom Italia Group - Quarterly Report at September 30, 2008

Remuneration to key managers

Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia from January 1 to September 30, 2008 are the following:

Directors:
Gabriele Galateri di Genola	Chairman of Telecom Italia Chairman of Tim Participaçòes S.A. [1]
Franco Bernabè	Chief Executive Officer of Telecom Italia

Managers:
Paolo Annunziato	Head of Public Affairs
Filippo Bettini [2]	Head of Strategy
Gustavo Bracco [3]	Head of Human Resources, Organization and Industrial Relations
Antonio Campo Dall’Orto [4]	Chief Executive Officer of Telecom Italia Media S.p.A. Head of Media Business Unit
Massimo Castelli [5]	Head of Domestic Fixed Services
Francesco Chiappetta [6]	Head of General Counsel & Corporate and Legal Affairs
Oscar Cicchetti [7]	Head of Domestic Market Operations Head of International Business (ad interim)
Antonino Cusimano [8]	Head of General Counsel & Corporate and Legal Affairs
Luca Luciani	Head of Domestic Mobile Services
Antonio Migliardi [9]	Head of Human Resources and Organization
Enrico Parazzini [10]	Head of Finance, Administration and Control
Marco Patuano [11]	Head of Administration, Finance and Control
Stefano Pileri	Head of Technology & Operations
Germanio Spreafico	Head of Purchasing
Giovanni Stella [12]	Head of Media Business Unit Executive Deputy Chairman and Chief Executive Officer of Telecom Italia Media S.p.A.
Giampaolo Zambeletti [2]	Head of International Affairs

[1]	from August 25, 2008

[2]	to February 3, 2008

[3]	to April 30, 2008

[4]	to May 8, 2008

[5]	to March 9, 2008

[6]	to September 15, 2008

[7]	from February 4, 2008

[8]	from September 16, 2008

[9]	from May 9, 2008

[10]	to August 8, 2008

[11]	from August 9, 2008

[12]	from May 9, 2008

The total remuneration recorded for the period by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to euro 29 million (euro 18 million in the first nine months of 2007). Details are as follows:

(millions of euro)	9 months to 9/30/2008		9 months to 9/30/2007
Short-term compensation	10.6	(1)	16.7	(5)
Long-term compensation	0.1	(2)	1.1	(6)
Employment termination benefit incentives	18	(3)	0
Payments in shares (*)	0.5	(4)	0
	29.2		17.8

(1)	of which euro 0.6 million recorded by the subsidiary TI Media S.p.A.

(2)	of which euro 0.1 million recorded by the subsidiary TI Media S.p.A.

(3)	of which euro 1.8 million recorded by the subsidiary TI Media S.p.A.

(4)	of which euro 0.01 million recorded by the subsidiary TI Media S.p.A.

(5)	of which euro 0.8 million recorded by the subsidiary TI Media S.p.A.

(6)	of which euro 0.1 million recorded by the subsidiary TI Media S.p.A.

(*)	This refers to the fair value, at September 30, 2008, of the rights on the Telecom Italia share incentive plans (PSG and Top 2008).

Telecom Italia Group - Quarterly Report at September 30, 2008

●	EVENTS SUBSEQUENT TO SEPTEMBER 30, 2008

Buyback of own bonds

In October 2008, Telecom Italia S.p.A. and Telecom Italia Finance S.A. repurchased their own bonds respectively, for nominal amounts of euro 60.8 million and euro 85 million.

●	BUSINESS OUTLOOK FOR THE YEAR 2008

With regard to the outlook for the current year, the Telecom Italia Group confirms the earnings and financial targets indicated in the Half-Yearly Financial Report at June 30, 2008.

Telecom Italia Group - Quarterly Report at September 30, 2008

●	THE BUSINESS UNITS OF THE TELECOM ITALIA GROUP

The Telecom Italia Group is organized by business segment as follows:

•

Domestic Business Unit: the domestic operations of Fixed Telecommunications (divided into Retail Telephone, Internet, Data business and Wholesale) and Mobile Telecommunications as well as the relative support activities;

•	European Broadband Business Unit: Broadband services in Germany and the Netherlands;

•	Brazil Mobile Business Unit: Mobile Telecommunications operations in Brazil;

•	Media Business Unit: Television and News activities;

•	Olivetti Business Unit: activities for the manufacture of digital printing systems, ink-jet office products, ink-jet print heads and Micro Electro-Mechanical Systems (MEMS);

•	Other Operations: financial companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Segment information is presented as follows:

	Revenues		EBITDA		EBIT		Capital expenditures		Headcount at period-end (number)
(millions of euro)	9 months to 9/30/2008	9 months to 9/30/2007	9 months to 9/30/2008	9 months to 9/30/2007	9 months to 9/30/2008	9 months to 9/30/2007	9 months to 9/30/2008	9 months to 9/30/2007	9/30/2008	12/31/2007 restated(1)
Domestic	17,154	18,108	7,613	8,440	4,227	5,184	2,646	2,817	63,988	64,362
European Broadband	961	824	192	212	9	89	253	269	3,002	3,191
Brazil Mobile	3,973	3,603	875	824	71	44	1,073	442	10,160	10,030
Media	210	178	(45)	(38)	(93)	(84)	34	54	1,032	1,016
Olivetti	252	283	(23)	(21)	(28)	(32)	2	7	1,214	1,279
Other Operations	114	166	21	66	12	42	1	6	681	2,191
Adjustments and Eliminations	(265)	(158)	(11)	1	6	44	(42)	—	—	—
Consolidated Total	22,399	23,004	8,622	9,484	4,204	5,287	3,967	3,595	80,077	82,069

(1)	For purposes of comparison, the data at December 31, 2007 considers the Liberty Surf group as a discontinued operation.

Telecom Italia Group - Quarterly Report at September 30, 2008

The following table presents the operating highlights of the Business Units of the Telecom Italia Group.

DOMESTIC FIXED	9/30/2008	12/31/2007	9/30/2007
Fixed network connections in Italy (thousands)	20,539	22,124	22,538
Physical accesses (Consumer +Business) (thousands)	17,786	19,221	19,577
Voice pricing plans (thousands)	5,919	6,375	6,548
Broadband accesses in Italy (thousands)	7,914	7,590	7,395
Virgilio page views, powered by Alice, during period (millions)	12,060	14,737	10,952
Virgilio average monthly single visitors, powered by Alice - (millions)	2.4	2.1	2.1

Network infrastructure in Italy:
- access network in copper (millions of km - pair)	106.8	106.8	106.8
- access and carrier network in optical fiber (millions of km of fiber)	3.9	3.8	3.8

Network infrastructure abroad:
- European backbone (km of fiber)	55,000	55,000	55,000
- Mediterranean (km of submarine cable)	7,000	7,000	7,000
- South America (km of fiber)	30,000	30,000	30,000

DOMESTIC MOBILE
Lines, number at period-end (thousands)	35,274	36,331	35,310
Prepaid lines (thousands) (1)	29,279	30,834	30,114

EUROPEAN BROADBAND (2)
Broadband accesses in Europe, number at period-end (thousands)	2,501	2,537	2,424

BRAZIL MOBILE
Lines, number at year-end (thousands)	35,206	31,254	29,160

MEDIA
La7 audience share Free to Air (analog mode) (period average, in %)	3.1	3.0	3.0
La7 audience share Free to Air (analog mode) (average of last month of the period, in %)	3.0	3.1	2.8

(1)	Excluding “not human” SIMs.

(2)

For purposes of comparison, the data presented excludes the broadband accesses of Liberty Surf group (n. 902 thousand at December 31, 2007 and n. 882 thousand at September 30, 2007) following the sale of the company to Iliad S.A., finalized on August 26, 2008.

Telecom Italia Group - Quarterly Report at September 30, 2008

DOMESTIC

—	THE BUSINESS UNIT

The Domestic Business Unit operates as the consolidated market leader in the sphere of telephone and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

—	THE STRUCTURE OF THE BUSINESS UNIT

The Domestic Business Unit is organized as follows:

FIXED	MOBILE	SUPPORT ACTIVITIES
Telecom Italia S.p.A. - Fixed	Telecom Italia S.p.A. - Mobile	Telecom Italia S.p.A. - Group functions
telecommunications services	telecommunications services

Loquendo S.p.A.		Olivetti Multiservices S.p.A.
Matrix S.p.A.		Tecnoservizi Mobili S.r.l.
Path.Net S.p.A.		Telecom Italia Audit and Compliance
Telecontact Center S.p.A.		Services Scarl
Telsy Elettronica e Telecomunicazioni		Telenergia S.r.l.
S.p.A.

Telecom Italia Sparkle Group:
• Telecom Italia Sparkle S.p.A.
• Latin American Nautilus Group
• Med-1 Group
• Mediterranean Nautilus Group
• TMI Group
• Pan European Backbone
• TeIecom Italia Sparkle Singapore
• Telecom Italia San Marino Group
• Telecom Italia Sparkle of North America Inc.
• Elettra TLC S.p.A.
• TIS France S.A.S.

—	MAIN OPERATING AND FINANCIAL DATA

The following table shows the key results in the third quarter and in the first nine months of 2008, compared to the corresponding periods of 2007.

EBITDA

	3rd Quarter 2008	3rd Quarter 2007	9 months to 9/30/2008	9 months to 9/30/2007	Change %
(millions of euro)	(a)	(b)	(c)	(d) (1)	(a/b)	(c/d)
Revenues	5,734	5,926	17,154	18,108	(3.2)	(5.3)
EBITDA	2,682	2,821	7,613	8,440	(4.9)	(9.8)
% of Revenues	46,8	47,6	44,4	46,6
EBIT	1,548	1,728	4,227	5,184	(10.4)	(18.5)
% of Revenues	27.0	29.2	24.6	28.6
Capital expenditures	694	922	2,646	2,817	(24.7)	(6.1)
Headcount at period-end (number)			63,988	64,362		(0.6)

(1)	The headcount is as of the date of December 31, 2007.

Telecom Italia Group - Quarterly Report at September 30, 2008

Revenues totaling euro 17,154 million record a contraction of 5.3% (-euro 954 million) compared to the first nine months of 2007. In organic terms, on a comparable consolidation basis and excluding the foreign exchange effect and non-organic elements (linked to the settlement of some rate disputes with other operators), the reduction is equal to 5.0% (-euro 906 million).

The trend of revenues was impacted by:

•	the reduction in termination rates (-euro 190 million);

•	the effects of the application of the Bersani Decree starting from March 2007 (-euro 125 million net of the positive impact of consumption flexibility against a reduction in average rate pressure);

•	rate adjustments for international roaming traffic within the European Union, in accordance with the decisions of the European Commission (-euro 157 million);

•

the change in regulated wholesale prices for bitstream services (interconnection services which consist of the supply, by Telecom Italia, of the transmission capacity between the location of an end customer and an interconnection point of another OLO operator which, in turn, offers broadband services), unbundling and shared access (-euro 71 million).

Overall, compared to the prior year, these “regulatory changes” generated a decrease in revenues of euro 543 million. Other factors which caused a reduction in revenues are the renegotiation of the national roaming contract with H3G (a negative effect of euro 49 million) and the termination of certain international wholesale transit contracts, from the second quarter of 2007 (a negative effect of euro 166 million).

The further reduction in the Business Unit’s revenues basically comes from the retail telephone area of fixed telecommunications, especially traffic (lower volumes and prices) and access (contraction of the average customer base).

In the third quarter of 2008, revenues amount to euro 5,734 million and post a reduction of euro 192 million (-3.2%) compared to the third quarter of 2007. In organic terms, the change is equal to -euro 188 million (-3.2%).

A breakdown of the various components of the Business Unit’s revenues is as follows:

	3rd Quarter 2008	3rd Quarter 2007	9 months to 9/30/2008	9 months to 9/30/2007	Change %
(millions of euro)	(a)	(b)	(c)	(d)	(a/b)	(c/d)
Revenues	5,734	5,926	17,154	18,108	(3.2)	(5.3)
of which:
Fixed telecommunications	3,643	3,765	11,128	11,748	(3.2)	(5.3)
Mobile telecommunications	2,451	2,513	7,120	7,429	(2.5)	(4.2)
Eliminations and contribution by central functions	(360)	(352)	(1,094)	(1,069)	(2.3)	(2.3)

Fixed Telecommunications

In the first nine months of the year, revenues from Fixed Telecommunications amount to euro 11,128 million and show a reduction of euro 620 million (-5.3%) compared to the same period of 2007. At the organic level, excluding the foreign exchange effect, the change in the scope of consolidation and non-organic elements, revenues decreased by euro 572 million (-4.9%).

The performance of the major business areas is reported below.

Retail Telephone

Revenues from the Retail Telephone area are equal to euro 5,692 million and show a reduction of euro 602 million (-9.6%) compared to 2007, particularly in the area of revenues from traffic (-euro 287 million, -10.9%) and accesses (-euro 193 million, -6.5%). With reference to traffic, the contraction is generated by volumes and prices, especially on fixed-mobile traffic and domestic traffic. The lower volumes reflect a normal contraction of the market, the migration from fixed to mobile traffic and the decline in the average customer base; prices, instead, are affected by the cut in fixed-mobile termination rates and a greater penetration of flat rate plans. As for accesses, the reduction is entirely

Telecom Italia Group - Quarterly Report at September 30, 2008

due to the contraction in the average customer base. This is most evident in the second quarter of 2008 when the OLOs accelerated migration of their customer base to Wholesale Line Rentals (WLR); this phenomenon is partly compensated by the growth of Wholesale services revenues.

Internet

Revenues generated by the Internet area, equal to euro 1,208 million, increased by euro 137 million (+12.8%) compared to the first nine months of 2007. The increase is due to the continuing growth of Broadband (+euro 126 million, +13.2%) and content revenues (+euro 32 million, +65.3% compared to the same period of 2007). The overall portfolio of Broadband accesses in the domestic market reached 7.9 million customers, of which 6.6 million refers to Retail. The strategy encouraging the migration of customers to higher value offerings continues with the aim of stabilizing the ARPU. Flat rate plans, in particular, reached 76% of the total Retail Broadband customer portfolio and the VoIP customer portfolio is now about 1.8 million accesses, 27.3% of Retail Broadband accesses. ARPU in the third quarter of 2008 is euro 18.1 and the highest in the last six quarters. Expansion is also moving forward in IPTV services on the Consumer market (now with a portfolio of 218,000 customers, +138,000 compared to the end of 2007) and the development of the offering and activities related to the web through the Virgilio/Alice portal.

Data Business

Revenues from the Data Business area, equal to euro 1,218 million, show a contraction of euro 18 million (-1.5%) compared to the same period of 2007. This decline is due to ever-fiercer competition in the Corporate client market and the revision of contract prices with the Public Administration in June 2007. Instead, dynamic revenue growth is again registered by ICT services and products, increasing by euro 59 million (+13.1%).

Wholesale

Revenues from Wholesale services totaling euro 2,760 million show an overall decrease of euro 94 million (-3.3%) compared to the same period of 2007. Revenues from national Wholesale services amount to euro 1,778 million, with an increase (+euro 48 million) compared to the same period of 2007. Excluding the effect of non-organic elements, the increase is equal to +euro 72 million due to a higher customer base by the OLOs and the start of Wholesale line rentals. Revenues from international Wholesale services total euro 982 million and decreased by euro 142 million (-12.6%) compared to the same period of 2007 due to the decline in revenues from transit traffic generated by the termination of some contracts starting from the second quarter of 2007.

Mobile Telecommunications

Revenues in the first nine months of 2008 amount to euro 7,120 million and decreased by 4.2% compared to the same period of 2007. The reduction of euro 309 million is entirely due to the regulatory scenario (the Bersani Decree, the reduction in incoming termination rates and international roaming rates in the EU, all of which caused a negative impact of euro 426 million) in addition to the renegotiation of the roaming contract with H3G (a negative effect of euro 49 million compared to the same period of 2007). Excluding such items, revenues would show a positive change, thanks to higher usage of traditional voice services and increased value-added service (VAS) revenues.

Revenues from Value-Added Services (VAS) amount to euro 1,586 million with an increase of 13% compared to 2007, thanks to a higher penetration of interactive services particularly Mobile broadband services (domestic browsing revenues +36.4%). The percentage of VAS revenues to service revenues is now 24% (20.2% in 2007).

Telephone revenues (incoming and outgoing) amount to euro 4,748 million, with a decrease of euro 446 million (-9%) compared to the same period of 2007. This reduction is almost entirely attributable to the negative impact of regulatory changes.

Revenues from the sale of handsets total euro 508 million and grew (euro 40 million) compared to the same period of 2007 owing to a better mix of products sold.

Telecom Italia Group - Quarterly Report at September 30, 2008

At September 30, 2008, the number of Telecom Italia mobile lines is 35.3 million (of which 6.8 million are UMTS, accounting for 19.3% of total lines). This is a decrease of 2.9% compared to December 31, 2007 with a market share at 38.6%. The change in the customer portfolio, in the third quarter of 2008, features a larger percentage of high-value customers (subscriber contracts and business customers) as part of a strategy and sales policy aimed at raising the quality of the offering by targeting a selective group of users.

***

EBITDA of the Domestic Business Unit amounts to euro 7,613 million and records a decrease of euro 827 million compared to the same period of 2007. The EBITDA margin is 44.4% (down 2.2% against the same period of 2007). EBITDA was notably impacted by the regulatory changes for a total of euro 388 million - in addition to the effect of the renegotiation of the roaming contract with H3G for euro 49 million - and employee benefits expenses linked to the start of the mobility procedures under Law 223/91 for euro 287 million.

The organic change in EBITDA compared to the first nine months of 2007 is a negative euro 546 million (-6.4%), with the EBITDA margin at 46.3% (46.9% in the same period of 2007). Details are as follows:

	9 months to	9 months to	Change
(millions of euro)	9/30/2008	9/30/2007	amount	%
HISTORICAL EBITDA	7,613	8,440	(827)	(9.8)
Effect of change in scope of consolidation	—	8
Effect of change in exchange rates	—	(7)
Non-organic (income) expenses:	335	53
Expenses for mobility under Law 223/91	287	—
Disputes and settlements with other operators	37	33
Antitrust fine	—	20
Other expenses, net	11	—

COMPARABLE EBITDA	7,948	8,494	(546)	(6.4)

With regard to changes in costs, the following is noted:

•

acquisition of goods and services totals euro 6,845 million, with a reduction of euro 354 million (-4.9%) compared to the first nine months of 2007. The contraction is mainly due to the reduction in the amount to be paid to other operators and lower international Wholesale transit traffic. Furthermore, commercial costs recorded a reduction;

•

employee benefits expenses total euro 2,730 million, an increase of euro 334 million (+13.9%) compared to the same period of 2007. Although there was a reduction in the average number of salaried employees (-1,547), expenses and charges for accruals were recognized for euro 287 million owing to the start, at the end of June, of the mobility procedures under Law 223/91. It should also be noted that employee benefits expenses in the first nine months of 2007 included the positive effect, for a total of euro 106 million, of the profit bonus accrued in 2006 and then eliminated as a result of agreements reached with the unions in June 2007 (euro 79 million), in addition to the positive impact of the new law regarding supplementary pension benefits on the actuarial calculation of the provision for Employee severance indemnity (euro 27 million);

•	other operating expenses amount to euro 510 million, a decrease of euro 140 million compared to the same period of 2007 following lower expenses in connection with receivables management.

In the third quarter of 2008, EBITDA is euro 2,682 million and posts a reduction of euro 139 million (-4.9%) from the third quarter of 2007. The organic change, instead, is equal to -euro 128 million (-4.5%).

Telecom Italia Group - Quarterly Report at September 30, 2008

EBIT of the Domestic Business Unit, totaling euro 4,227 million, decreased by euro 957 million (-18.5%) compared to the first nine months of 2007. The EBIT margin is 24.6% (28.6% in the same period of 2007).

In organic terms, the reduction in EBIT is a negative euro 695 million (-13.3% compared to the same period of 2007) with the EBIT margin at 26.4% (28.9% in the first nine months of 2007). Details are as follows:

	9 months to	9 months to	Change
(millions of euro)	9/30/2008	9/30/2007	amount	%
HISTORICAL EBIT	4,227	5,184	(957)	(18.5)
Effect of change in scope of consolidation	—	8
Effect of change in exchange rates	—	(2)
Non-organic (income) expenses:	310	42
Non-organic (income) expenses already described under EBITDA	335	53
Gains on sale of properties	(25)	(11)

COMPARABLE EBIT	4,537	5,232	(695)	(13.3)

Besides the comments made in respect of EBITDA, EBIT was impacted by the increase in depreciation and amortization charges (+euro 135 million), of which euro 49 million refers to the amortization of intangible assets and euro 86 million to the depreciation of property, plant and equipment. The negative impact was partly compensated by the increase in the net balance of gains/losses realized on the sale of non-current assets (+euro 12 million).

In the third quarter of 2008, EBIT is euro 1,548 million and decreased by euro 180 million (-10.4%) compared to the third quarter of 2007. The organic change is -euro 172 million (-9.9%)

Capital expenditures total euro 2,646 million (-euro 171 million compared to the same period of 2007). The percentage of capital expenditures to revenues is equal to 15.4% (15.6% in the same period of 2007).

Headcount is 63,988, a reduction of 374 compared to December 31, 2007 and includes 1,246 people with temp contracts (1,278 at December 31, 2007).

—	KEY FACTORS

Fixed Telecommunications

The Retail Broadband development strategy continues, particularly concerning flat rate plans which, at September 30, 2008, account for 76% of the portfolio. This is due to commercial solutions increasingly aimed at customer needs as well as the gradual penetration of VoIP which at September 30, 2008 makes up approximately 27% of Retail Broadband accesses. Expansion of IPTV services on the Consumer market and development of web content and services also went forward.

In the traditional Telephony business, the customer loyalty strategy is continuing through the use of pricing packages (43% of which are flat-rate packages), covering with more than one-third of customers; win-back campaigns also continue to be used to attract customers that have switched to other operators (468 thousand customers won back in the first nine months of 2008).

As for Data Transmission, the offering continues to be geared towards integrated solutions with both innovative DT and Broadband services.

Telecom Italia Group - Quarterly Report at September 30, 2008

Mobile Telecommunications

During 2008, the strategy for maintaining market share in high-value customer segments and policies for increasing usage (both voice and data services) have continued. This is due to policies targeting the acquisition of “premium” customer segments, greater diffusion of Flat or Bundled (voice, VAS and Mobile internet) packages and gradual penetration of 3G handsets and web users. The offering portfolio has been further improved and upgraded through the use of various solutions aimed at the greatest possible transparency with regard to rates and increased flexibility aimed at the various needs of the customer (i.e. dedicated offerings by level and type of usage).

Converging offers

As part of the gradual adoption of a “Customer Centric” organizational model to replace the current model for monitoring the business by technology (fixed or mobile) with a model by customer segment, in October 2008, new converging offerings and solutions were presented to increase the penetration of Broadband services and satisfy the specific communication requirements of the various market segments.

With this in mind, “TIMxTutto” was launched. This is a complete and flexible solution catering to all communication requirements (calls, messaging, internet, etc.) at home and on the move. TIMxTutto customers choose between “TIM Casa”, which offers calls to all land lines from home on mobile phones at zero cents per minute and unlimited surfing using TIM’s ADSL at 7MB without a monthly fee, or “Ricarica Famiglia” which allows customers to make calls and send messages to family mobile phones as well as surf the web outside the home with an Alice Mobile key, in a package that is charged to one single bill.

—	OTHER COMMERCIAL INFORMATION

The following should be noted:

•

on July 9, 2008, an agreement was sealed with the Umbria Region which calls for the extension of broadband network coverage so that more than 92% of fixed telephone lines can be reached by the end of 2008;

•

in July, new business offerings and opportunities were introduced on the market such as the above-mentioned iPhone (July 11) and I’M (July 15 – a suite which gathers together all the “presence based” services) usable by a cell phone. This has allowed Telecom Italia to consolidate its leadership position in innovation;

•	on July 11, Mobile MTV was launched. This is a second brand dedicated exclusively to the young segment featuring a dedicated marketing mix;

•

since September, the Consumer portfolio offers “Chiara di TIM”. This is single and simple rate for all numbers that offers a discount that can be personalized according to the type of usage thanks to the choice of one of four available options.

Telecom Italia Group - Quarterly Report at September 30, 2008

— MAIN OPERATING HIGHLIGHTS

The main operating highlights at September 30, 2008 compared to December 31, 2007 and September 30, 2007 are reported in the following table.

	9/30/2008	12/31/2007	9/30/2007
Fixed telecommunications
Fixed network connections in Italy (thousands)	20,539	22,124	22,538
Physical accesses (Consumer + Business) (thousands)	17,786	19,221	19,577
Voice pricing plans (thousands)	5,919	6,375	6,548
Broadband accesses in Italy (thousands)	7,914	7,590	7,395
Virgilio page views, powered by Alice, in the period (millions)	12,060	14,737	10,952
Virgilio average monthly single visitors, powered by Alice—(millions)	2.4	2.1	2.1
Network infrastructure in Italy:
- access network in copper (millions of km—pair)	106.8	106.8	106.8
- access network and transport using optical fiber (millions of km of fiber)	3.9	3.8	3.8
Network infrastructure abroad:
- European backbone (km of fiber)	55,000	55,000	55,000
- Mediterranean (km of submarine cable)	7,000	7,000	7,000
- South America (km of fiber)	30,000	30,000	30,000
Total traffic:
Minutes of traffic on the fixed network (billions)	107.7	156.8	112.8
- Domestic traffic	93.7	140.1	100.5
- International traffic	14.0	16.7	12.3
Mobile Telecommunications
Number of lines at the end of the period (thousands)	35,274	36,331	35,310
Prepaid lines (thousands) (1)	29,279	30,834	30,114
Growth of the clientele (%)	(2.9)	12.0	12.1
Churn rate (2)	17.6	16.4	11.7
Total outgoing traffic per month (millions of minutes)	3,065	2,766	2,685
Total outgoing and incoming traffic per month (millions of minutes)	4,323	4,052	3,971
Average monthly revenues per line (3)	20.6	22.2	22.9

(1)	Excluding “not human” SIMs.

(2)

The data refers to total lines. The churn rate for a certain period represents the number of mobile customers who discontinued service during the period (either voluntarily or because of default) expressed as a percentage of the average number calculated on the basis of the total annual number of customers during the period.

(3)	Includes revenues from prepaid cards and revenues from non-domestic traffic; it does not include revenues from products.

At September 30, 2008, the number of land line connections totals approximately 20.5 million, with a decrease of 7.2% compared to December 31, 2007. In contrast, Broadband grew and, at September 2008, reached an overall portfolio 7.9 million accesses (+324 thousand accesses compared to December 31, 2007). Of these approximately 84% were Retail Broadband accesses (6.6 million at September 30, 2008, +395 thousand accesses compared to September 2007,+2.8% compared to December 31, 2007).

At September 30, 2008, Telecom Italia has about 35.3 million mobile GSM and UMTS lines (of which 6.8 million are UMTS lines), with a decrease (-2.9%) compared to September 30, 2007. This figure includes 29.3 million prepaid lines, which represent about 83% of all lines. At September 30, 2008, Telecom Italia’s market share is 38.6%, down from December 31, 2007 (40.3%). This contraction is attributable to a sales policy with a better selective approach which caused a reduction in massive acquisitions and higher terminations of silent lines.

Telecom Italia Group - Quarterly Report at September 30, 2008

EUROPEAN BROADBAND

—	THE BUSINESS UNIT

The Business Unit offers Broadband access and services in metropolitan areas in Germany and the Netherlands through the subsidiaries HanseNet Telekommunikation GmbH and BBNed N.V.

—	THE STRUCTURE OF THE BUSINESS UNIT

The structure of the Business Unit reported below is different from the one presented in the 2007 Annual Report; in fact, Liberty Surf group is no longer in the Business Unit since it has been considered as a discontinued operation for accounting purposes, starting from 2008, after steps were taken for its disposal to the company Iliad S.A. The sale was finalized on August 26, 2008.

GERMANY	NETHERLANDS
Telecom Italia Deutschland Holding GmbH	BBNed N.V.
• HanseNet Telekommunikation GmbH	• BBeyond B.V.
• InterNLnet B.V.

—	MAIN OPERATING AND FINANCIAL DATA

The following table shows the key results in the third quarter and in the first nine months of 2008, for the entire Business Unit and by geographical area of activity, compared to the corresponding periods of 2007, restated for purposes of comparison.

EBITDA

	3rd Quarter 2008	3rd Quarter 2007	9 months to 9/30/2008	9 months to 9/30/2007	Change %
(millions of euro)	(a)	(b)	(c)	(d) (1)	(a/b)	(c/d)
Revenues	319	312	961	824	2.2	16.6
EBITDA	73	84	192	212	(13.1)	(9.4)
% of Revenues	22.9	26.9	20.0	25.7
EBIT	7	37	9	89	(81.1)	(89.9)
% of Revenues	2.2	11.9	0.9	10.8
Capital expenditures	64	79	253	269	(19.0)	(5.9)
Headcount at period-end (number)			3,002	3,191		(5.9)

(1)	The headcount is as of the date of December 31, 2007.

Telecom Italia Group - Quarterly Report at September 30, 2008

Germany (HanseNet + TI Deutschland)	9 months to	9 months to	Change
(millions of euro)	9/30/2008	9/30/2007	amount	%
Revenues	899	767	132	17.2
EBITDA	185	197	(12)	(6.1)
% of Revenues	20.6	25.7
EBIT	18	89	(71)	(79.8)
% of Revenues	2.0	11.6
Capital expenditures	240	262	(22)	(8.4)

Netherlands (BBNed)	9 months to	9 months to	Change
(millions of euro)	9/30/2008	9/30/2007	amount	%
Revenues	62	57	5	8.8
EBITDA	7	15	(8)	(53.3)
% of Revenues	11.3	26.3
EBIT	(9)	—	(9)
% of Revenues	(14.5)
Capital expenditures	13	7	6	85.7

Revenues amount to euro 961 million and record an increase of euro 137 million (+16.6%) compared to the first nine months of 2007. Organic growth, on a comparable consolidation basis, is euro 69 million, +7.7%. The Broadband client portfolio at September 30, 2008 is now at more than 2.5 million accesses. The Narrowband portfolio stands at 0.5 million accesses at September 30, 2008 compared to 0.7 million accesses at the end of 2007 and 0.8 million at September 30, 2007.

Specifically, revenues from business operations in Germany total euro 899 million and show an increase of 17.2% compared to the first nine months of 2007 (+euro 132 million); organic growth is 7.7%. The Broadband customer portfolio in Germany at September 30, 2008 is 2.3 million, stable compared to December 31, 2007 and higher by 0.1 million compared to September 30, 2007.

The Netherlands contributed euro 62 million to total revenues and shows a better performance than in the same period of the prior year (+euro 5 million), with growth of 8.8%. The customer Portfolio numbering about 158,000 is lower than the total portfolio at September 2007 (-22,000) due to the loss of lines in ADSL Wholesale (-34,000 lines), Fiber Wholesale and Voice (-20,000 customers). The loss was compensated by the increase in the Retail area, in both ADSL (+31,000 lines) and Fiber (+1,000 units).

In the third quarter of 2008, revenues total euro 319 million, with an increase of euro 7 million (+2.2%) over the third quarter of 2007.

EBITDA is euro 192 million, down euro 20 million (-9.4%) compared to the first nine months of 2007. The EBITDA margin is 20.0% compared to 25.7% in the same period of the prior year.

At the organic level, EBITDA is euro 27 million (-12.3%) lower compared to the first nine months of 2007. Details are as follows:

	9 months to	9 months to	Change
(millions of euro)	9/30/2008	9/30/2007	amount	%
HISTORICAL EBITDA	192	212	(20)	(9.4)
Effect of change in scope of consolidation	—	7

COMPARABLE EBITDA	192	219	(27)	(12.3)

Telecom Italia Group - Quarterly Report at September 30, 2008

With regard to changes in costs, the following should be noted:

•

acquisition of goods and services totals euro 676 million, increasing 29.3% compared to the first nine months of 2007 (+euro 153 million) mainly due to the growth of business and in part to the change in the scope of consolidation as a result of the acquisition of AOL Germany in March 2007;

•	employee benefits expenses amount to euro 98 million and increased by euro 4 million compared to the first nine months of 2007 (+4.3%).

In the third quarter of 2008, EBITDA is equal to euro 73 million and decreased by euro 11 million (-13.1%) compared to the third quarter of 2007, due mainly to competition in Germany. Nevertheless, this is a reversal of the situation seen in the first half of 2008 with the EBITDA margin rising to 22.9% in the third quarter (18.5% in the first half of 2008).

EBIT is euro 9 million and a reduction of euro 80 million (-89.9%) compared to the first nine months of 2007.

At the organic level, EBIT records a contraction of euro 83 million (-90.2%) compared to the first nine months of 2007. Details are as follows:

	9 months to	9 months to	Change
(millions of euro)	9/30/2008	9/30/2007	amount	%
HISTORICAL EBIT	9	89	(80)	(89.9)
Effect of change in scope of consolidation	—	3

COMPARABLE EBIT	9	92	(83)	(90.2)

The decline in EBIT, besides the above reduction in EBITDA, is due to a considerable increase in depreciation and amortization charges (+euro 60 million) as a result of significant investments in both network infrastructures and information support systems made between the end of 2007 and the beginning of 2008, and costs incurred for the activation of new customers.

In the third quarter of 2008, EBIT is equal to euro 7 million and shows a decrease of euro 30 million (-81.1%) compared to the third quarter of 2007.

Capital expenditures amount to euro 253 million, a decrease of euro 16 million compared to the first nine months of 2007.

Headcount at September 30, 2008 is 3,002, a reduction of 189 compared to December 31, 2007; the headcount includes 411 people with temp work contracts (609 at December 31, 2007).

—	KEY FACTORS AND GENERAL INFORMATION ON SERVICES

GERMANY

The third quarter of 2008 has confirmed increasingly fiercer competition among the major players on the Broadband market in Germany mainly on account of promotional offers.

During the quarter under review, the German subsidiary continued and stepped up actions that had already commenced during the first half of year, focusing on the following, in particular:

•	Innovation of the offering:

Telecom Italia Group - Quarterly Report at September 30, 2008

•

launch, in September 2008, of a new sales offer promoting IPTV service with free monthly fees included in the “Fun Flat” and “Complete” (triple and quadruple play) offers, free activation and access to 30 premium channels free until June 2009.

•	Introduction of the option of a binding contract for 24 months covering the range of “Light”, “Fun” and “Complete” offers with a promotional discount of euro 10 per month for the first 12 months;

•	Completion of the Bistream offer which is expected to be launched during the last quarter of 2008 and which will gradually replace the current Resale offer;

•

operational excellence focused on the continued improvement of the quality of service offered by reducing the activation times for new customers, stepping up VOIP service and reviewing the Customer Care processes in order to positively impact customer retention;

•	augment Brand Awareness for Alice by launching the “back to school” advertising campaign targeting students at the beginning of September 2008;

•

extension of network coverage particularly through the partners Telefónica and QSC (1,699 unbundled sites at the end of September, while the number of unbundled proprietary sites remain stable at 897);

•	development of Group synergies for the wholesale offering and with Corporate Multinational clientele.

•	EVENTS SUBSEQUENT TO SEPTEMBER 30, 2008

On October 20, 2008, HanseNet launched Alice using Bitstream in Germany.

Telecom Italia Group - Quarterly Report at September 30, 2008

BRAZIL MOBILE

—	THE STRUCTURE OF THE BUSINESS UNIT

The Telecom Italia Group operates in the mobile telecommunications sector in Brazil through the Tim Brasil group which offers services using GSM, TDMA and 3G technologies. The Tim Brasil group is composed of the following:

BRAZIL MOBILE
Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. • Tim Celular S.A. • Tim Nordeste S.A.

—	MAIN OPERATING AND FINANCIAL DATA

The following table shows the key results in the third quarter and in the first nine months of 2008, compared to the corresponding periods of 2007.

	(millions of euro)				(million of BRL)
	3rd Quarter 2008 (a)	3rd Quarter 2007 (b)	9 months to 9/30/2008 (c)	9 months to 9/30/2007 (d) (1)	3rd Quarter 2008 (e)	3rd Quarter 2007 (f)	9 months to 9/30/2008 (g)	9 months to 9/30/2007 (h) (1)	Change %
									(e/f)	(g/h)
Revenues	1,436	1,281	3,973	3,603	3,596	3,381	10,178	9,694	6.4	5.0
EBITDA	354	239	875	824	890	625	2,241	2,216	42.4	1.1
% of Revenues	24.7	18.5	22.0	22.9	24.7	18.5	22.0	22.9
EBIT	73	(25)	71	44	189	(71)	183	118		55.0
% of Revenues	5.3	(2.1)	1.8	1.2	5.3	(2.1)	1.8	1.2
Capital expenditures	249	171	1,073	442	611	453	2,749	1,190	34.9	—
Headcount at period-end (number)			10,160	10,030			10,160	10,030		1.3

(1)	The headcount is as of the date of December 31, 2007.

Consolidated revenues of the Tim Brasil group in the first nine months of 2008 total BRL 10,178 million and grew by BRL 484 million compared to the same period of 2007 (+5.0%), recording an increase of 6.8% in revenues from services compared to the same period of 2007. The strong increase in the customer base, especially in the prepaid area, greater penetration in the customer bracket with lower purchasing power and competitive factors such as promotions, especially on internet offerings, led to a reduction in ARPU of BRL 5.0 (BRL 31.5 at September 2008; BRL 36.5 at September 2007).

In the third quarter of 2008, consolidated revenues of the Tim Brasil group total BRL 3,596 million and grew by BRL 215 million (+6.4%) compared to the same period of 2007 (+7% for revenues from services alone).

Consolidated EBITDA in the first nine months of 2008, totaling BRL 2,241 million, is BRL 25 million higher compared to the same period of 2007 (+1.1%). The EBITDA margin is 22%, down 0.9% against the same period of 2007.

Telecom Italia Group - Quarterly Report at September 30, 2008

EBITDA

(millions of euro)

The improvement in EBITDA is the result of the Tim Brasil group’s commitment aimed at developing an increase in value along with a constant control over costs, especially in view of the competitive elements operating on the Brazilian market which have produced an erosion of the prices and margins of services. At September 2007, when the new credit and collection management system was implemented in the third quarter of 2007, the company analyzed the sales receivables connected with the installment sales of handsets, recording lower receivables for a total of BRL 173.3 million, against lower revenues from handsets of BRL 54.7 million and higher losses on receivables of BRL 118.6 million.

With regard to costs, the following should be noted:

•

acquisition of goods and services, equal to BRL 5,820 million, increased by 5.7% compared to the same period of 2007 (BRL 5,505 million), mainly in connection with higher interconnection costs, due to the growth of traffic generated, and other selling costs;

•

employee benefits expenses, equal to BRL 463 million, increased by BRL 27 million compared to the first nine months of 2007 (+6.2%) due to a higher headcount. Headcount rose from 9,842 at September 30, 2007 to 10,160 at September 30, 2008. The percentage of employee benefits expenses to revenues is 4.5% as in the same period of 2007;

•

other operating expenses total BRL 1,824 million (BRL 1,681 million in the first nine months of 2007) and include taxes on revenues, indirect duties and taxes and TLC operating fees (BRL 1,110 million in the first nine months of 2008 compared to BRL 998 million in the same period of 2007), impairments and losses on receivables (BRL 618 million in the first nine months of 2008 compared to BRL 617 million in the same period of 2007), mainly in relation to the Telesales channel, and other charges for accruals and miscellaneous items (BRL 96 million in the first nine months of 2008 compared to BRL 66 million in the same period of 2007).

In the third quarter of 2008, EBITDA is BRL 890 million, BRL 265 million (42.4%) higher compared to the same period of 2007.

Consolidated EBIT in the first nine months of 2008 is equal to BRL 183 million (BRL 118 million in the same period of 2007). This result is attributable to the increase of revenues and to the improvement of EBITDA, driven by the growth of the customer base and new service offers and by lower depreciation charges as a resulting of completing the depreciation of the TDMA network.

In the third quarter of 2008, EBIT is BRL 189 million (a negative BRL 71 million in the same period of 2007).

Capital expenditures in the first nine months of 2008 amount to BRL 2,749 million (BRL 1,190 million in the same period of 2007). The increase of BRL 1,559 million is mainly due to the purchase of 3G licenses (BRL 1,239 million at present value), the increase in the customer base and investments in network infrastructures and third-generation IT.

On April 29, 2008, the contracts for the 3G service licenses were signed. At the same time, Tim Brasil paid 10% of the total amount of the licenses purchased and will pay the remaining 90% by December 10, 2008. The amount of the licenses awarded was BRL 1,325 million; the present value is BRL 1,239 million with a difference of BRL 86 million to be recorded in finance expenses (BRL 57 million recognized up to September 2008).

Headcount at September 30, 2008 is 10,160, an increase of 130 compared to December 31, 2007 (10,030).

Telecom Italia Group - Quarterly Report at September 30, 2008

—	KEY FACTORS AND GENERAL INFORMATION ON SERVICES

Between the end of September 2007 and the end of September 2008, the Brazilian market of mobile lines grew by 24.8%, recording an increase of 28 million new lines, reaching a total of 140.8 million lines at September 30, 2008 (73.2% penetration of the population), compared to 112.8 million lines at September 30, 2007 (59.4% penetration) and 121 million lines at December 31, 2007 (about 63.5% penetration).

At September 30, 2008, the Tim Brasil group holds a 25.0% market share of the lines (25.9% in September 2007). Total lines at September 30, 2008 are equal to 35,206 thousand, up 20.7% over the end of September 2007 and 12.6% over the end of December 2007.

The Tim Brasil group’s strategy in the third quarter of 2008 focused on:

•	launch in September of the fixed telephone service called “TIM Fixo”, available in more than 300 Brazilian cities;

•	innovation, with the launch of the first Brazilian notebook connected to high-speed internet called “Netbook’;

•	convergence, through the development of third-generation services (Tim Broadband Web services) and integrated offerings of fixed, mobile and internet services;

•	development of important commercial agreements with suppliers of content;

•	launch of new promotional offerings to encourage the use of the services;

•	improvement in the level of service and building up the loyalty and retention policies in the high usage segment.

Telecom Italia Group - Quarterly Report at September 30, 2008

MEDIA

—	THE BUSINESS UNIT

The Media Business Unit is organized into the Television and News Business Areas:

•

the “Television” Business Area produces and broadcasts editorial content through analog and digital broadcasting networks. This Business Area operates satellite channels and pay-per-view (PPV) services using Digital Terrestrial technology. In particular, starting from 2007, in response to the evolution of the reference context, the BU designed its Business Model based on the following activities:

•	Free to Air, with the activities of the two analog broadcasting network operators La7 and MTV;

•

Multimedia, with the role of “Competence Center” of the Telecom Italia Group in the conceptualization and realization of content offering for the IPTV, DVB-H and Rosso Alice platforms, with the development of content and channels on the satellite and interactive platforms (Web and Mobile) and with a mobile telephone service branded MTV in partnership with TIM;

•	Digital Terrestrial, through the consolidation of the Soccer PPV business model, the offering of new content and the lease of digital bandwidth to third parties;

•

the “News” Business Area operates through Telecom Media News, a leading national news agency, with a marked international connotation. It was conceived as the result of a partnership with Associated Press (AP) and provides news around the clock as well as analyses and special reports from its offices in Rome and Milan and from abroad (Brussels, New York and Moscow).

—	THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit is organized as follows:

MEDIA

TELEVISION	NEWS
Telecom Italia Media S.p.A.	Telecom Media News S.p.A.
• Telecom Italia Media
Broadcasting S.r.l.
• MTV Italia S.r.l.
• MTV Pubblicità S.r.l.

—	MAIN OPERATING AND FINANCIAL DATA

The following table shows the key results in the third quarter and in the first nine months of 2008, compared to the corresponding periods of 2007.

Telecom Italia Group - Quarterly Report at September 30, 2008

EBITDA

	3rd Quarter 2008 (a)	3rd Quarter 2007 (b)	9 months to 9/30/2008 (c)	9 months to 9/30/2007 (d) (1)	Change %
(millions of euro)					(a/b)	(c/d)
Revenues	62	53	210	178	17.0	18.0
EBITDA	(10)	(17)	(45)	(38)	41.2	(18.4)
% of Revenues	(16.1)	(32.1)	(21.4)	(21.3)
EBIT	(24)	(32)	(93)	(84)	25.0	(10.7)
% of Revenues	(38.7)	(60.4)	(44.3)	(47.2)
Capital expenditures	7	8	34	54	(12.5)	(37.0)
Headcount at period-end (number)			1,032	1,016		1.6

(1)	The headcount is as of the date of December 31, 2007.

Revenues total euro 210 million in the first nine months of 2008, with an increase of 18.0% compared to euro 178 million in the same period of 2007.

In greater detail:

•

revenues from the Free to Air analog business area amount to euro 114 million in the first nine months of 2008, down euro 2 million (-2.0%) compared to the same period of 2007 mainly on account of lower advertising, especially by MTV (-5.7%);

•

revenues from the Multimedia area amount to euro 30 million, an increase of 50.5% compared to the first nine months of 2007. The area benefits from the increase (euro 4 million) in the activities of the Content Competence Center, operational since April of last year, and higher revenues from the Sky Satellite Channels which now air five channels (there were three in 2007) and revenues from MTV Mobile activities launched in July 2008;

•

revenues from Digital Terrestrial activities stand at euro 59 million, compared to euro 36 million in the first nine months of 2007 (+65.4%). This improvement is due to the increase in pay-per-view revenues owing to the positive contribution originating from contracts with Mediaset and Telecom Italia for broadcasting the audio-visual content of Serie A soccer games and the growth resulting from the commercial “La7 Cartapiù” offering;

•	revenues from the News Business Area amount to euro 7 million, with an increase of 1.4% compared to the first nine months of 2007.

In the third quarter of 2008, revenues total euro 62 million and grew by euro 9 million (+17.0%) compared to revenues in the third quarter of 2007.

EBITDA in the first nine months of 2008 is a negative euro 45 million (-18.4% compared to the first nine months of 2007 in which reported EBITDA was -euro 38 million).

EBITDA from Free to Air activities is a negative euro 27 million, with a reduction of euro 9 million compared to the first nine months of 2007. Specifically, Free to Air activities, besides being affected by the reduction in revenues noted above, show a decrease in margins due to higher costs connected with developing and improving program scheduling and strengthening the audience share with higher investments by La7 in entertainment and sports programs (it should be noted that audience share in early evening programs increased from 2.2% to 2.7%). EBITDA from MTV, although showing an improvement compared to the first half of 2008, was also affected by higher costs of program scheduling for the launch of new programs in comparison with the first nine months of 2007, the year in which programming was concentrated in the second half, in conjunction with the tenth anniversary of the broadcaster.

The operating profit of Digital Terrestrial activities, in slight decrease compared to the same period of 2007, is particularly impacted by higher costs incurred for the acquisition of PPV soccer rights, which are only partly compensated by the improvement in the margins of the activities of the network operator.

Telecom Italia Group - Quarterly Report at September 30, 2008

The profitability of the Multimedia sector recorded an improvement of euro 5 million compared to the same period of 2007, increasing from euro 7 million in the first nine months of 2007 to euro 12 million in the first nine months of 2008.

In the third quarter of 2008, EBITDA is a negative euro 10 million, an improvement of euro 7 million (+41.2%) compared to third quarter of 2007.

EBIT in the first nine months of 2008 is a negative euro 93 million (a negative euro 84 million in the corresponding period of 2007). The change, apart from the previously described decrease in EBITDA, is attributable to higher amortization charges for La7 television rights which are partly compensated by lower depreciation charges for Digital Terrestrial infrastructures since their useful life was extended as a result of the conversion to law of Legislative Decree 59 dated April 8, 2008 which transformed the relative digital frequency licenses (12-year useful life) to authorizations (20-year useful life).

In the third quarter of 2008, EBIT is a negative euro 24 million and records an improvement of euro 8 million (+25.0%) compared to the third quarter of 2007.

Capital expenditures total euro 34 million (euro 54 million in the first nine months of 2007). They mainly refer to activities in the Television area and include the acquisition of infrastructures for the development of the Digital Terrestrial network (euro 7 million) and the acquisition of television rights benefiting more than one year (euro 20 million).

Headcount at September 30, 2008 is 1,032 (1,016 at December 31, 2007) and includes 94 people with temp work contracts (72 at December 31, 2007). The increase (+16) is principally attributable to people with temp work contracts assigned to new 2008 television productions.

—	EVENTS SUBSEQUENT TO SEPTEMBER 30, 2008

The following should be mentioned:

•	on October 17, 2008, Telecom Italia Media signed a letter of intent with Airplus TV, a large international group in the sector, for the sale of the pay-per-view activities. The agreement provides for:

•

the contribution of the Telecom Italia Media’s pay-per-view business segment, including activities and personnel, to a new company and the subsequent sale of that company to the Italian subsidiary of Airplus TV;

•	the acquisition by Telecom Italia Media of a minority stake (9%) in the share capital of the above Italian subsidiary of Airplus TV;

•

the signing of multi-year agreements to host the Digital Terrestrial band (14 Mbits) between the Telecom Italia Media network operator and the Italian subsidiary of Airplus TV for the transmission by the latter of Pay TV channels and Pay-per-View content;

•	the finalization of the definitive contracts by November 2008.

With the execution of this partnership agreement, Telecom Italia Media will achieve one of the most important objectives of the guidelines and strategic plan announced last August which calls for a review of the Digital Terrestrial strategy with a view towards a recovery of margins;

•

again as part of the Digital Terrestrial strategy, the group is seeking to increase the value of the digital assets of the Network Operator to their full potential in the short term, also through forms of partnership. To this end, Telecom Italia Media has received a sign of non-binding interest from an important private equity fund for the purchase of a stake in its subsidiary Italia Media Broadcasting. Telecom Italia Media has therefore agreed to concede, to this counterpart, an exclusive 60-day period in which to conduct a due diligence and to define the terms and conditions of the deal on which there are already the foundations of an agreement. Both parties, at the end of the due diligence period, have reserved the right to meet and discuss the feasibility of the deal.

Telecom Italia Group - Quarterly Report at September 30, 2008

OLIVETTI

—	THE BUSINESS UNIT

The Olivetti group operates in the sectors of digital printing systems and ink-jet office products. It also develops and manufactures products using silicon technology (ink-jet print heads and Micro Electro-Mechanical Systems—MEMS) and offers specialized applications for the banking field and commerce and information systems for managing forecast games and lotteries, electronic voting and e-government. The reference market of the Business Unit is focused mainly in Europe and Asia.

—	THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit is organized as follows (the main companies are indicated):

OLIVETTI
Olivetti S.p.A.
• Olivetti I-Jet S.p.A.
• Olivetti International B.V.
(foreign sales companies)

—	MAIN OPERATING AND FINANCIAL DATA

The following table shows the key results in the third quarter and in the first nine months of 2008, compared to the corresponding periods of 2007.

EBITDA

	3rd Quarter 2008 (a)	3rd Quarter 2007 (b)	9 months to 9/30/2008 (c)	9 months to 9/30/2007 (d) (1)	Change %
(millions of euro)					(a/b)		(c/d)
Revenues	72	91	252	283		(20.9)	(11.0)
EBITDA	(11)	(4)	(23)	(21)	°		(9.5)
% of Revenues	(15.3)	(4.4)	(9.1)	(7.4)
EBIT	(12)	(8)	(28)	(32)		(50.0)	12.5
% of Revenues	(16.7)	(8.8)	(11.1)	(11.3)
Capital expenditures	1	2	2	7		(50.0)	(71.4)
Headcount at period-end (number)			1,214	1,279			(5.1)

(1)	The headcount is as of the date of December 31, 2007.

Revenues amount to euro 252 million in the first nine months of 2008, a decrease of euro 31 million compared to the same period of 2007. Excluding the change in the scope of consolidation and the foreign exchange effect, the organic change in revenues is a negative euro 16 million (-6.0%).

Telecom Italia Group - Quarterly Report at September 30, 2008

During the first nine months of the year there was a reduction in the sales of traditional ink-jet products, faxes and accessories due to the installation of fewer faxes. The sales volumes of multifunctional ink-jet produces are also in a decline compared to the prior year despite a supply contract with an important foreign customer which has sustained sales in the first six months of the year. Printers for banking teller applications, although they decreased in price owing to the reduction in the value of the U.S. dollar against the euro, remain at the volumes of the same period of 2007, thanks to gains achieved in foreign markets.

The improvement in the results reached in the Italian market is due to the supply of 9,000 printers to Poste Italiane S.p.A. counters and the growing importance of the volumes of fiscal cash registers.

Professional products for the office, copiers and relative accessories show a heavy reduction compared to 2007 in the black and white copy segment, in quantity (-23%) and in average prices (-8% on the medium/high range models), which were only partly offset by higher volumes in the color laser copier segment (+17% in quantity).

In the third quarter of 2008, revenues amount to euro 72 million and record a decrease of euro 19 million (-20.9%) compared to the third quarter of 2007.

EBITDA in the first nine months of 2008 is a negative euro 23 million; this is euro 2 million more than in the same period of the prior year (a negative euro 21 million). The moderate change was possible thanks to the recovery on fixed costs which partly compensated the deterioration due to the drop in sales.

The organic change in EBITDA is a positive euro 9 million (+28.1%). Details are as follows:

(millions of euro)	9 months to 9/30/2008	9 months to 9/30/2007	Change
			amount	%
HISTORICAL EBITDA	(23)	(21)	(2)	(9.5)
Effect of change in scope of consolidation	—	(7)
Effect of change in exchange rates	—	(4)

COMPARABLE EBITDA	(23)	(32)	9	28.1

In the third quarter of 2008, EBITDA is a negative euro 11 million and is euro 7 million higher than in the third quarter of 2007 due to the drop in sales.

EBIT in the first nine months of 2008 is a negative euro 28 million, an improvement of euro 4 million compared to the same period of the prior year (a negative euro 32 million).

The organic change in EBIT is a positive euro 16 million (+36.4%). Details are as follows:

	9 months to 9/30/2008	9 months to 9/30/2007	Change
(millions of euro)			amount	%
HISTORICAL EBIT	(28)	(32)	4	12.5
Effect of change in scope of consolidation	—	(7)
Effect of change in exchange rates	—	(4)
Non-organic (income) expenses	—	(1)

COMPARABLE EBIT	(28)	(44)	16	36.4

In the third quarter of 2008, EBIT is a negative euro 12 million and is euro 4 million (-50%) higher than in the third quarter of 2007.

Telecom Italia Group - Quarterly Report at September 30, 2008

Capital expenditures amount to euro 2 million in the first nine months of 2008, with a decrease of euro 5 million compared to the corresponding period of the prior year.

Headcount at September 30, 2008 is 1,214, of whom 1,101 are in Italy and 113 outside Italy. The reduction of 65 people, compared to December 31, 2007, can mainly be attributed to resignations.

Telecom Italia Group - Quarterly Report at September 30, 2008

INTERNATIONAL INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Telecom Argentina Group

Held by: Telecom Italia and Telecom Italia International through Sofora/Nortel Inversora 13.97%

The group operates in the sectors of fixed and mobile telecommunications, internet and data transmission in Argentina and also offers mobile telephone services in Paraguay.

At September 30, 2008, land lines in service (also including installed public telephones) are about 4,292,000, a slight increase compared to December 31, 2007 (4,208,000).

In broadband, accesses total approximately 964,000, with an increase of about 26% compared to the end of 2007 (768,000).

In the mobile business, the customer base of the group reached approximately 13,746,000 customers at September 30, 2008 (13% of which is in Paraguay), with an increase of about 12% compared to the end of 2007 (12,285,000). The number of postpaid customers also increased 12% compared to the end of December 2007 and continues to account for 31% of the total customer base. The customers of Telecom Personal S.A., the mobile telephone services operator of the group, which use TDMA technology are being phased out and starting April 2008 it was no longer possible to recharge phones. The customers using GSM services now stand at more than 99% of the total customer base.

***

As regards the dispute with W de Argentina - Inversiones SL (“Los W”) over its demand to declare that the call option contract between Telecom Italia International N.V. and Los W signed in 2003 is null and void, reference should be made to the section “Other Information” under “Disputes, litigation and legal proceedings pending”.

ETECSA

Held by: Telecom Italia International 27%

The company operates a monopoly in the sectors of fixed and mobile communications, internet and data transmission in Cuba. At September 30, 2008, the number of land lines in service (also including installed public telephones) is about 1,094,800, a slight increase compared to December 31, 2007 (1,052,800). Of the lines in service, 51,200 are invoiced in U.S. dollars and the others, associated with the social development of Cuban telecommunications, in Cuban pesos. With a market that is still small at September 30, 2008, the number of internet and data customers has reached 25,300, now 8% higher than at the end of 2007 (23,500).

In the mobile telephony business, the customer base exceeds 273,600 users at September 30, 2008, an increase of more than 38% compared to December 31, 2007 (198,200). The number of customers with postpaid contracts constitutes 90% of the customers and is equal to 247,000 (177,700 at December 31, 2007). The performance for the period benefits from the opening of the mobile market to Cuban citizens which took place on April 14, 2008.

Telecom Italia Group - Quarterly Report at September 30, 2008

●	SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The effect of non-recurring events and transactions on the individual lines of the interim income statement for the first nine months of 2008 of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006:

(millions of euro)	9 months to 9/30/2008 (a)	9 months to 9/30/2007 (b)	Change (a - b)
Acquisition of goods and services, Other operating expenses:
Charge for accrual of Antitrust fine	—	(20)	20
Other expenses	(3)	—	(3)
Employee benefits expenses:
Expenses for mobility under Law 223/91	(287)	—	(287)

IMPACT ON EBITDA	(290)	(20)	(270)

Capital gains/(losses) realized on non-current assets:
Gains on properties	25	10	15

IMPACT ON EBIT	(265)	(10)	(255)

Finance income (expenses):
Gain on sale of Oger Telecom	—	86	(86)

Gain on sale of Capitalia	—	38	(38)

Gain on sale of Mediobanca	—	18	(18)

Other gains	1	1	—

Writedown of the receivables from Lehman Brothers	(51)	—	(51)

IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(315)	133	(448)

Effect of income taxes on non-recurring events	71	(6)	77
Effect of discontinued operations	160	(4)	164

IMPACT ON PROFIT FOR THE PERIOD	(84)	123	(207)

●	POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, a statement is made to the effect that in the first nine months of 2008 no atypical and/or unusual operations were put into place, as defined by that Communication.

Telecom Italia Group - Quarterly Report at September 30, 2008

OTHER INFORMATION

●	DISPUTES, LITIGATIONS AND LEGAL PROCEEDINGS PENDING

The main legal, arbitration and tax proceedings in which companies of the Telecom Italia Group were involved as of September 30, 2008 are described below. For the disputes considered likely to have an adverse outcome, the Group has made provisions totaling euro 400 million.

In addition to the potential liabilities reported below, this note also describes potential assets, in connection with the restitution of the 1998 licence fee, amounting to euro 529 million plus interest.

FASTWEB

Still pending before the Milan Court of Appeal is the action brought for damages of euro 970 million by Fastweb in October 2007 in relation to the alleged abusiveness of Telecom Italia’s win-back strategy in the markets for the supply of fixed voice telephony services to residential users and non-residential users and retail broadband Internet access.

The action brought by Fastweb on the merits of the case is based on the order issued on May 16, 2006 in which the Milan Court of Appeal, upholding an urgent appeal by Fastweb, prohibited Telecom Italia from continuing with allegedly abusive conduct consisting in the use of information on former clients by its marketing departments for targeted win-back activities, the encouragement of its sales network through increased commissions with a view to excluding Fastweb from the markets concerned, and the denigration of Fastweb. Telecom Italia has defended the case, contesting Fastweb’s claims.

It should also be noted that in July 2008 the Antitrust Authority extended the deadline for assessing the undertakings proposed by Telecom Italia in connection with the investigation of win-back activities from June 15, 2008 to December 15, 2008.

WIND

In August 2008 Telecom Italia and Wind reached an out-of-court settlement of some disputes, including the action brought by Wind before the Milan Court of Appeal for damages deriving from allegedly abusive conduct by Telecom Italia in the business market (the action followed the result of Antitrust Authority Case A/351, which ended with Telecom Italia being ordered to pay a fine) and those, including some of a potential nature with reference to a series of commercial questions contested between the parties concerning, inter alia, unbundling and ADSL.

***

In January 2008 Wind brought an action under Article 82 of the EC Treaty before the Milan Court for damages of approximately euro 600 million deriving from allegedly abusive conduct by Telecom Italia in the market for the supply of wholesale services and in the market for retail services to residential and micro-business customers.

In particular, Wind asserted that Telecom Italia had engaged in illegitimate conduct consisting in aggressive retention and win-back campaigns aimed at retaining customers who were about to switch to Wind or recovering former customers who had already switched to Wind, including by means of the use of confidential commercial information, and in systematically preparing irregular commercial offers which often could not be promptly replicated by competitors. Telecom Italia has defended the case, contesting Wind’s assertions and claims for damages.

It should be noted that in July 2008 the Antitrust Authority extended the deadline for assessing the undertakings proposed by Telecom Italia in connection with the investigation of win-back activities from June 15, 2008 to December 15, 2008.

Telecom Italia Group - Quarterly Report at September 30, 2008

VODAFONE

Proceedings are still under way before the Milan Court of Appeal in the action brought under Article 33 of Law 287/1990 by Vodafone against Telecom Italia in July 2006 for damages, initially quantified at approximately euro 525 million and subsequently revised to euro 759 million, in relation to Telecom Italia’s alleged abuse of dominant position consisting in the exploitation of its position in fixed telephony markets to strengthen its position in the contiguous market for mobile communication services, with exclusionary effects to the detriment of its competitor.

According to Vodafone, Telecom Italia had abused its dominant position in the fixed telephony market and taken advantage of its market power in the supply of mobile telephony services and the recent restructuring of the Group with the organizational and functional integration of Telecom Italia and Tim by: (a) exploiting the information it held as the incumbent fixed telephony operator to create client profiles and offer targeted mobile communication services and combined fixed/mobile services; (b) using strategic information regarding fixed telephony to compete in the mobile telephony market with offers that competitors could not replicate; (c) offering discounts for fixed telephony services to take clients away from Vodafone in the mobile telephony market; and (d) using the 187 service to promote mobile communication services.

The conduct in question is alleged to have concerned business customers as well as residential customers and to have also involved violation of the law on the protection of personal data.

Telecom Italia has defended the case, contesting Vodafone’s assertions and the admissibility of its claims.

APPEALS AGAINST THE LICENCE FEE

Some appeals are still pending before the Lazio Regional Administrative Court in which judgment is not expected in the near future. They were filed by Telecom Italia and Tim and concern the base for calculating the licence fee. In particular:

•

the appeal submitted by Telecom Italia in 2003 for the annulment of the letter dated July 9, 2003 ordering the Company to pay euro 72 million as the balance of the licence fees for the years 1997-98, of which euro 31 million for 1997 and euro 41 million for 1998;

•

the appeal submitted by Tim in 2003 for the annulment of the letter dated May 23, 2002, in which the Ministry of Communications had requested payment of the balance of the licence fees for the years 1996-98 amounting to euro 14 million.

TAX DISPUTES

•

Between October and November 2007 the Company received four reports from the Finance Police for the tax periods from 2002 to 2006 concerning Telecom Italia/Olivetti and the companies merged into it (“old” Telecom Italia, Tim and Tim Italia). The most important objections concerned the write-down of the “old” Telecom Italia shares held by Olivetti (2002 financial statements), the criteria for deducting the levy on telephony (2002 financial statements of “old” Telecom Italia and Tim) and for the taxation of the prior-year profit stated in the 2004 financial statements after the Lazio Regional Administrative Court ruled that such levy was not due for the year 1999, and the tax treatment applied in 2003 to the disposal of the equity interest in the so-called “new Seat”, fruit of the spin-off of Seat Pagine Gialle (now Telecom Italia Media).

The competent offices of the tax authorities have decided not to pursue the objection concerning the deduction of the levy on mobile telephony in 2002 and are still examining the others.

On January 29, 2008 the Revenue Agency’s Milan 1 Office sent a request for clarifications under the fourth paragraph of Article 37-bis of Presidential Decree 600/1973 concerning the merger of “old” Telecom Italia into Olivetti and the spin-off of Seat Pagine Gialle.

On March 6, 2008 the Company filed an exhaustive response to the above questionnaire.

The objections set out in the reports, except for that concerning the deduction of the levy on mobile telephony in 2002, would involve additional income taxes of euro 2.5 billion.

The Company is of the opinion, however, that it can prove that it interpreted and applied the rules correctly.

Telecom Italia Group - Quarterly Report at September 30, 2008

•	as previously reported, on January 26, 2007 the Company received the Revenue Agency’s conclusions with regard to the tax audit of the 2002 merger of BLU into Tim.

On December 12, 2007 it received the consequent notice of assessment.

This calls for the payment of euro 436 million additional corporate income tax and regional tax on productive activities, plus fines and interest amounting to about euro 492 million. The Company has filed an appeal before the Turin Provincial Tax Commission.

Lastly, on May 7, 2008 the Company received the call for payment based on the assessment notice of half the tax in relation to the main complaint (use of BLU’s tax losses) plus legal additions, for a total of euro 182 million. On May 13, 2008 the Company applied for the suspension of the collection of the above amount and on June 26, 2008 the Turin Provincial Tax Commission issued an order in Telecom Italia’s favour, granting a suspension until the judgment on the appeal against the assessment notice.

It should be noted that the disputes described above, as already reported in the half-year financial report, continue to be the subject of technical meetings between the Company and the Revenue Agency to verify the possibility of arriving at a settlement of the questions still open. The allocations made to tax provisions represent an updated estimate of the amount that could result from such a settlement.

NOTIFICATION OF THE END OF THE INVESTIGATIONS INTO TELECOM ITALIA S.P.A. PURSUANT TO LEGISLATIVE DECREE 231/2001

There have been no new developments since the notification in July 2008 of the filing of the concluding documents of the investigations, and the simultaneous notification of the Company’s being suspected of administrative offences under Legislative Decree 231/2001 following the inquiry carried out by the public prosecutor at the Milan court into the matters that involved some former employees and collaborators of the Company – among other things – for allegedly having committed the crime under Legislative Decree 231/2001 of corruption of public officials. In particular, the public prosecutor has not yet filed the request for the accused to be sent for trial with the preliminary hearing judge.

In the meantime the Company is continuing to examine the documentation filed by the public prosecutor so as to prepare suitable defense measures and to assess the risk, which is considered possible, connected with the potential liabilities deriving from the affair in terms of the administrative fines that may be imposed and of the existing and future claims for damages in civil actions brought by persons who consider that they have been hurt by the facts involved in the case.

ARGENTINA

On June 27, 2008 W de Argentina - Inversiones SL (“Los W”), partner of Telecom Italia S.p.A. and Telecom Italia International N.V. in Sofora Telecomunicaciones S.A., brought an action against Telecom Italia International N.V. before the Buenos Aires commercial court for the call option signed by that company and Los W in 2003 to be declared null and void because it allegedly violated Argentine company law. On the same date, as part of the same proceeding, a precautionary injunction, granted inaudita altera parte, was notified to Telecom Italia International N.V. and Sofora Telecomunicaciones S.A., requiring the latter to note the existence of the proceeding in its share register. The Telecom Italia Group has filed its defense calling for the dismissal of the case as unfounded and remains firm in its intention to obtain control of the company.

* * *

In another proceeding Los W filed a request with the Buenos Aires administrative court for a precautionary injunction, to be granted inaudita altera parte, in connection with the call option signed by Telecom Italia International N.V. and Los W in 2003. At present the court has not issued an injunction and neither has Telecom Italia International N.V. been summoned.

* * *

Telecom Italia Group - Quarterly Report at September 30, 2008

On October 6, 2008 Los W and Mssrs. Adrián Werthein, Gerardo Werthein, Daniel Werthein and Darío Werthein brought an action before the Buenos Aires commercial court against Telecom Italia S.p.A., Telecom Italia International N.V. and some directors of Telecom Argentina Group companies appointed by Telecom Italia, in which the companies of the Telecom Argentina Group were already defendants. The plaintiffs request that the defendants be declared to be exposed to an alleged permanent conflict of interest, following the indirect presence of Telefónica in the capital of Telecom Italia, with the consequent prohibition on the defendants participating in meetings of the shareholders and the board of directors. As part of the precautionary proceeding initiated earlier in relation to the above-mentioned action brought against the Telecom Argentina Group companies, in which Telecom Italia S.p.A. and Telecom Italia International N.V. are not formally involved, a commissioner has been appointed by the court to perform inspection functions (so-called “interventor informante”) in the Telecom Argentina Group companies.

* * *

On June 26, 2008 Secom (the Argentine telecommunications authority) sent Telecom Italia S.p.A. and Telecom Italia International N.V. an order requiring the two companies to obtain its advance authorization before signing any contract or performing any act that would have the effect of: (i) increasing, in any way, their direct or indirect holdings in companies belonging to the Telecom Argentina group; (ii) transferring the rights of Telecom Italia/Telecom Italia International in respect of Sofora shares or call options on Sofora shares to third parties; and (iii) making transfers to third parties with distortionary effects on competition or harmful effects on the general economic interest. On July 16, 2008 Secom, at the request of Telecom Italia S.p.A. and Telecom Italia International N.V., granted the two companies access to the documents of the case.

On August 11, 2008 Telecom Italia S.p.A. and Telecom Italia International N.V. filed a “Recurso Gerarchico” with the “Ministerio de Planificación Federal, Inversión Pública y Servicios” against the order, which they claim is prejudicial to the rights of Telecom Italia S.p.A. and Telecom Italia International N.V. The Ministry has not yet pronounced on the appeal.

BOLIVIA

On May 1, 2008 the Bolivian Government issued a decree nationalizing the shares in Entel Bolivia held by the Telecom Italia Group via the Dutch company ETI – Euro Telecom International N.V., wholly owned by Telecom Italia International N.V. To date the Bolivian government has not paid a consideration in relation to the expropriation of the shares.

In view of the violation of the international agreements between Bolivia and the Netherlands, ETI responded promptly by embarking on an international arbitration before the International Centre for Settlement of Investment Disputes (ICSID), seeking compensation for the damages deriving from the violation. The proceeding is under way and on October 17, 2008 the establishment of the arbitration board was completed. As regards the precautionary sequestration of Entel assets deposited with US and UK banks (discussed in the semi-annual report), the competent courts upheld the objections put forward by Entel and the Bolivian Government.

OTHER LIABILITIES CONNECTED WITH DISPOSALS OF ASSETS AND EQUITY INTERESTS

As part of the disposals of assets and companies agreed in prior years, the Telecom Italia Group undertook to indemnify the buyers, normally up to a percentage of the purchase price, in respect of contingent liabilities arising from disputes in the legal, tax, social security and labour law fields.

At September 30, 2008, in respect of these potential liabilities totaling about euro 1,000 million, provisions have been set aside only for the cases where a disbursement is deemed likely and they amount to euro 134 million.

The Telecom Italia Group also undertook to indemnify buyers in other cases for which no maximum amount was fixed, and in these cases it is not possible to estimate how much the Group might be called upon to pay.

***

Telecom Italia Group - Quarterly Report at September 30, 2008

LICENCE FEE FOR 1998

On February 21, 2008 the European Court of Justice issued a ruling in favour of the Telecom Italia Group on the question of the incompatibility with Community law of the provisions of Italian law (Article 20 of Law 488/1998) which, in an already liberalized market, had extended the obligation to pay the licence fee to 1998.

As is known, in May 2006 the Lazio Regional Administrative Court, acting on appeals submitted by Telecom Italia and Tim regarding their right to restitution of the licence fee they had paid for 1998 (euro 386 million for Telecom Italia and euro 143 million for Tim, plus interest) had suspended the national proceeding and applied to the European Court of Justice for a ruling on the preliminary question, considering the above-mentioned provisions of Italian law to be potentially in conflict with Directive 97/13 regarding rights and charges for individual licences.

It is now expected that the Lazio Regional Administrative Court will rule - in the sense indicated by the European Court of Justice – on the incompatibility of the provisions of national law challenged by the Telecom Italia Group with the provisions of Community law referred to above.

The hearing on the above-mentioned appeals was held on October 8, 2008 before the Lazio Regional Administrative Court, which kept the case pending its decision.

Telecom Italia Group - Quarterly Report at September 30, 2008

DECLARATION OF COMPLIANCE WITH ART. 36 OF CONSOB MARKET REGULATIONS

Further to the comments made in the half-yearly financial report at June 30, 2008, Telecom Italia declares that the company is in compliance with the provisions of art. 36 of Consob Market Regulation 16191/2007 regarding the conditions for the listing of shares of companies with control over companies established and regulated under the law of non-EU countries.

Specifically, with regard to the requirement of art. 36, paragraph 1, letter a) of the Market Regulation, taking into account the regulatory framework in effect and the elucidations rendered by Consob after consultation with the market, Telecom Italia will integrate its pre-shareholders’ meeting filings of financial statement documents. It will make the most important non-EU subsidiaries’ financial statements (including at least the balance sheet and income statement) used for the preparation of the consolidated financial statements of Telecom Italia available to the public. Such subsidiaries’ financial statements shall be those prepared separately or in consolidated form in the case of subholding companies with headquarters in the same country as the indirect subsidiaries.

Telecom Italia Group - Quarterly Report at September 30, 2008

DECLARATION BY THE MANAGER RESPONSIBLE FOR PREPARING THE FINANCIAL REPORTS

The manager responsible for preparing the company’s financial reports, Marco Patuano, declares, pursuant to paragraph 2, article 154-bis of the Consolidated Law on Finance, that the accounting disclosure contained in the quarterly report at September 30, 2008 of the Telecom Italia Group corresponds to the company’s documents, accounting records and entries.

Telecom Italia Group - Quarterly Report at September 30, 2008

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements, which reflect management’s current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixedline and wireless markets;

•

our ability to refinance existing indebtedness when due under the current uncertain conditions in the capital and bank markets; such uncertain conditions might also adversely impact liquidity already raised for refinancing purposes;

•

our ability to utilize our relationship with Telefónica (through our new shareholder structure) to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

•	our ability to successfully achieve our debt reduction targets;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political and economic developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to successfully implement our strategy over the 2008-2010 period;

•

our ability to build up our business in adjacent markets and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in broadband), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on broadband;

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

/s/ CARLO DE GENNARO
Carlo De Gennaro

Date: December 02, 2008